FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press release dated October 26, 2009, “CN’s 2009 Investor Fact Book available today”.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 26, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

Item 1

North America’s Railroad

NEWS RELEASE

CN’s 2009 Investor Fact Book available today

MONTREAL, Oct. 26, 2009 — CN (TSX: CNR)(NYSE: CNI) said today its 2009 Investor Fact Book is now available in the Investor section of the company’s website, www.cn.ca/investors.

The fact book is an invaluable source of information about CN, how it works and why. It profiles the company’s North American freight network and operations, commodity groups, financial performance and strategic outlook in a concise, readable format.

Requests for printed copies of the fact book should be forwarded by email to investor.relations@cn.ca.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

-- 30 –

Contacts:
Media	Investors
Mark Hallman	Robert Noorigian
Director, Communications & Public Affairs	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

2009 Investor Fact Book

Plan. Execute. Improve.

Continuously.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws.	Canadian National Railway Company, together with its wholly-owned subsidiaries, is sometimes referred to as “the Company”, “Canadian National”, or “CN”.

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The financial information contained in this Fact book should be read in conjunction with the Company’s annual and interim Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis.

This document contains forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the effects of adverse general economic and business conditions, including the recession in the North American economy and the global economic contraction in 2009, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labour negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in the Company’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on the Company’s Web site, for a summary of major risks.

The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event the Company does update any forward-looking statement, no inference should be made that the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

The Company’s objective is to provide meaningful and relevant information reflecting its financial condition, results of operations and operational performance. The Company makes reference to non-GAAP measures in this document that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of the specified items in the adjusted measures does not, however, imply that such items are necessarily non-recurring. The Company also believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends. In addition, the Company believes that adjusted debt-to-total capitalization is a useful credit measure that aims to show the true leverage of the Company. Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. A reconciliation of this document’s various non-GAAP measures to their comparable U.S. GAAP measures is provided in Appendix B.

In addition, certain statistical data are based on estimated data available at such time and are subject to change as more complete information becomes available.

Ticker symbols
CNR	Toronto Stock Exchange
CNI	New York Stock Exchange

Web site information

For the most up-to-date information on CN, we invite you to regularly visit www.cn.ca. In the Investors section, you will find a variety of informative documents, including annual reports, proxy statements, quarterly earnings, press releases, company presentations and weekly metrics.

2009

CN Investor Fact Book

Table of Contents

2	Overview	49	Investor focus
3	Letter from the President	50	Managing energy costs
4	Financial &	52	Capital expenditures
	statistical highlights	54	Technology initiatives
6	Company profile	58	The right people
7	CN system map	61	Regulation
8	Timeline since privatization	64	Safety
9	Precision Railroading	66	Environment
12	EJ&E – a critical link	68	Corporate governance
14	Density map	70	Financial management
		72	Rewarding shareholders
16	Markets
17	CN’s ports –		Appendices
	oceans of opportunity	73	Financial &
19	Alberta oil & gas		statistical data
	development	81	Executive profiles
22	CN WorldWide	86	Glossary
	North America	88	Shareholder & investor
24	Intermodal		contact information
28	Grain & fertilizers
32	Coal
36	Forest products
41	Automotive
44	Petroleum & chemicals
46	Metals & minerals

Letter from the President

Financial & statistical highlights

Company profile

CN system map

Timeline since privatization

Precision Railroading

EJ&E – a critical link

Density map

Welcome to the 2009 edition of the CN Investor Fact Book. This book is an invaluable source of information about CN, how it works and why.

We have a great North American franchise, characterized by a balanced portfolio of business, with powerful traffic generation capacity and a unique tri-coastal network. We have a superior business model focused on quality service, customer value and the ability to grow the top line at low incremental cost. And, most significantly, we have an exceptional operating model, Precision Railroading, which underpins everything we do, driving safety of operations, superior network velocity, asset utilization, productivity and service.

Current economic conditions in North America and around the world, the most challenging in decades, are affecting virtually every segment of our business. But we’ve quickly adjusted our resources to reduced transportation demand. We’ve sharply reduced train starts and variable costs and are carefully managing head count. We’re improving productivity and network velocity across the board, from train speeds, to yard processing volumes, to active locomotive and freight car counts. And while we remain focused on managing near-term challenges effectively, we are equally focused on two key strategic objectives – structural growth opportunities that extend beyond the current business cycle, and continuing investments in plant and equipment that will assure CN is well positioned for the eventual economic recovery.

We have a full pipeline of revenue initiatives, including increasing container traffic over the Port of Prince Rupert, new export potash flows, retail intermodal gains, large-diameter pipe projects and the expansion of non-rail services to further enhance CN’s product offering.

Our immediate strategic focus in 2009 is centred on the integration of the former Elgin, Joliet and Eastern Railway Company (EJ&E) into our network. This US$300  million acquisition – and the US$100 million in capital we plan to invest in upgrading the EJ&E over the next three years – will tie together our five lines in Chicago for the first time and allow us to route traffic away from rail congestion in the city’s core. Improved network velocity will pay significant dividends for our customers and for CN.

I have had a good run leading CN. It’s been a great honour and privilege to lead the best railroaders in the business. Together we have reached new heights of efficiency and productivity, thanks to our relentless questioning of conventional wisdom. We’ve made creative change happen. And while change is never easy, we’ve always done it, and will continue to do it, for the right reason – to get better at what we do for our customers and to drive increased shareholder value.

Claude Mongeau, until recently our Executive Vice President and Chief Financial Officer, has been selected to succeed me on January 1, 2010. Claude is an exceptional executive, and it’s been a pleasure to have worked with him for more than 10 years. He has been instrumental in driving CN’s superior financial performance and strategic agenda. Claude has a keen appreciation of the power of Precision Railroading and will command an outstanding team of railroaders. I have every confidence he will take CN to the next level of transportation excellence.

E. Hunter Harrison

President and Chief Executive Officer

Financial highlights

unaudited

$ in millions, except per share data, or unless otherwise indicated

	2006	2007	2008
Financial results
Revenues	$7,929	$7,897	$8,482
Operating income	$3,030	$2,876	$2,894
Net income	$2,087	$2,158	$1,895
Adjusted net income (1,5)	$1,810	$1,725	$1,778
Diluted earnings per share	$3.91	$4.25	$3.95
Adjusted diluted earnings per share (1,5)	$3.40	$3.40	$3.71
Weighted-average number of shares diluted (millions)	534.3	508.0	480.0

Financial ratios
Operating ratio	61.8%	63.6%	65.9%
Debt-to-total capitalization (2)	36.3%	35.6%	42.8%
Adjusted debt-to-total capitalization (2,3,5)	40.4%	40.4%	45.2%
Adjusted debt-to-adjusted EBITDA (2,3,4,5)	1.8 times	1.9 times	2.4 times

Other information
Dividend per share	$0.65	$0.84	$0.92
Net capital expenditures	$1,298	$1,387	$1,424
Free cash flow (5)	$1,343	$828	$794

(1)	Adjusted to exclude items affecting the comparability of results.
(2)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(3)	Debt adjusted to include the present value of operating lease commitments plus securitization financing.
(4)	Earnings before interest, income taxes, depreciation and amoritization (EBITDA), and adjusted to exclude Other income and the deemed interest on operating leases.
(5)	See Appendix B for a reconciliation of non-GAAP measures.

Statistical highlights

unaudited
	2006	2007	2008
Route miles (includes Canada and the U.S.)	20,264	20,421	20,961
Carloads (thousands)	4,824	4,744	4,615
Gross ton miles (millions)	352,972	347,898	339,854
Revenue ton miles (millions)	185,610	184,148	177,951
Employees (average for the year)	22,092	22,389	22,695
Employees (end of year)	22,250	22,696	22,227
Diesel fuel consumed (U.S. gallons in millions)	401	392	380
Average fuel price ($ per U.S. gallon) (1)	2.13	2.40	3.39

(1)  2006 includes the impact of the Company’s fuel hedging program.

Certain statistical data are based on estimated data available at such time and are subject to change as more complete information becomes available.

CN is engaged in the rail and related transportation business. CN’s network of approximately 21,000 route miles spans Canada, from Halifax in the east to Vancouver and Prince Rupert in the west; and runs through the heart of mid-America, from northern Minnesota to New Orleans via Chicago and Memphis. It is the only rail network on the North American continent to connect three coasts – the Pacific, the Atlantic, and the Gulf of Mexico. Through a series of interline agreements, co-production arrangements and routing protocols, CN customers have access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2008, no individual commodity group accounted for more than 19 per cent of revenues. From a geographic standpoint, CN is equally well diversified. In 2008, approximately 31 per cent of freight revenues came from transborder traffic, 26 per cent from offshore traffic, 24 per cent from Canadian domestic traffic, and 19  per cent from U.S. domestic traffic.

CN originates approximately 85  per cent of the traffic moving along its network. This enables the Company to capitalize on service advantages and build on opportunities to efficiently use assets.

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s business strategy is guided by five core principles: providing good service, controlling costs, focusing on asset utilization, committing to safety, and developing people.

CN’s commitment is to create value for its customers by providing quality and cost-effective service; and for its shareholders by striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment.

In support of this commitment, the Company continues to focus on top-line growth by maintaining its pricing strategy and focusing on opportunities that extend beyond the business cycle. The Company sees growth opportunities through market share gains versus truck, commodities related to oil and gas development in Western Canada, the Prince Rupert Intermodal Terminal, opportunities in the bulk sector, such as Illinois basin coal, and through the expansion of non-rail services.

The Company continuously seeks to enhance productivity, reduce costs and leverage assets. Opportunities to improve productivity extend across all functions in the organization and include: investments in locomotives equipped with distributed power capability, investments in longer sidings, SmartYard technology, the Harrison Yard1 reconfiguration and Precision Engineering.

CN also continues to invest in various strategic initiatives to expand the scope of its business. A key initiative is the recent acquisition of a major portion of the EJ&E, which will drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion.

CN’s efforts to increase speed, efficiency and reliability through the execution of its Precision Railroading concept are ongoing and neverending.Through innovation, CN will strive to improve its products, its ability to sell them, and its customer support capability to create value for all stakeholders.

CN Commercialization Act

The Company was privatized in 1995. The privatization transformed CN from a government Crown Corporation into an investor-owned company. As required by the CN Commercialization Act, there is a 15 per cent limit on ownership of the Company’s common shares by any holder alone or together with associates.

1	In September 2009, CN’s Johnston Yard was renamed Harrison Yard in honour of retiring President and Chief Executive Officer, E. Hunter Harrison.

CN system map

Hay River
Fort Nelson
Prince Rupert
Kitimat
Prince George
Fort McMurray
Edmonton
Kamloops
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Hearst
Thunder Bay
Sault Ste. Marie
Duluth
Stevens Point
Green Bay
Minneapolis/St. Paul
Fond du Lac
Toronto
Sarnia
Buffalo
Detroit
Conneaut
Sioux City
Chicago
Omaha
Pittsburgh
East Peoria
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
Sept-Iles
Baie-Comeau
Matane
Moncton
Saint John
Halifax
Quebec
Montreal
Auburn
New London
CN lines
Secondary feeder and connecting short lines
Short line partners

2008 Diversified Traffic Portfolio
% of revenues

- **19** Intermodal
- **17** Forest products
- **16** Grain & fertilizers
- **16** Petroleum & chemicals
- **11** Metals & minerals
- **10** Other revenues
- **6** Coal
- **5** Automotive

2008 Geographic Distribution
% of freight revenues

- **31** Transborder
- **24** Canadian Domestic
- **19** U.S. Domestic
- **20** Offshore West
- **3** Offshore East
- **3** Offshore Gulf

7 | CN Investor Fact Book

CN’s Precision Railroading model is the foundation of the Company’s industry-leading operational efficiency and productivity. Precision Railroading is an evolution of scheduled railroading, a concept that CN pioneered in the North American railroad industry when it introduced its service plan in 1998. Under the plan, CN runs regularly scheduled trains that leave at predetermined times. Each car or container has a specific trip plan that fits into the design of the train schedule.

Precision Railroading focuses clearly on what matters most to the customer – the carload and the customer’s shipment, rather than the train itself. That same focus also exerts a strong influence on the development – and continuous improvement – of every CN process that affects delivery. As a result, the discipline to make things run like clockwork permeates the entire CN organization.

The best way to create value for shareholders is to create value for customers. For CN’s customers, Precision Railroading enables better service, reduced inventory and capital requirements, reduced need for private fleets, and cost competitiveness with other transportation modes.

For CN, the quality of service afforded by the trip plan supports market share gains, revenue growth, and an industry-low operating ratio. With Precision Railroading, CN is more competitive and more reliable – with better cost control and improved asset utilization, both on its network and in its yards.

Constant focus on asset utilization

A cornerstone of Precision Railroading is a strong drive for enhanced asset utilization.

Longer sidings for longer, more efficient trains

Across CN’s network, and particularly in Western Canada, the Company has extended sidings to accommodate longer, more efficient trains. Over the past 10 years, in addition to its installation of new sidings, CN has invested approximately $325 million on siding extensions. Longer sidings enable CN to run longer trains, with compelling benefits – fewer train and crew starts; fewer locomotives; and faster, more reliable service.

Harrison Yard – reconfigured for enhanced productivity

In Memphis, a key CN operating hub, the Company recently completed a US$100-million reconfiguration of its Harrison Yard switching facility. Memphis, a major freight distribution hub, is a key operating centre on CN’s North American network, an important destination for freight traffic on its system, and the gateway to CN’s rail operations in the Gulf of Mexico region. The city is also the largest U.S. location, outside of Chicago where CN interchanges traffic with four of the major U.S. Class I railroads.

CN reconfigured the Harrison Yard freight car switching facility to create a more efficient layout, including a small hump over which freight cars are directed by gravity into sorting tracks for train make-up. The completion of the reconfiguration positions Harrison Yard to handle existing and future traffic growth in the region, more quickly and efficiently.

Locomotive renewal

CN implemented an aggressive locomotive-renewal program several years ago to continuously improve fuel efficiency and service reliability. The program has included both the purchase of new locomotives as well as the remanufacture of older units.

The new locomotive units are 15-20 per cent more fuel-efficient than their predecessors, comply fully with the latest regulatory requirements for reduced locomotive exhaust emissions, and support the Company’s ability to provide improved service by reducing failures and bad orders.

Precision Railroading

Managing in a tough economic environment

CN, like many businesses, has been negatively affected by the current economic conditions. There have been significant volume reductions for most commodity groups, including Forest products, Automotive, Petroleum and chemicals, Metals and minerals and Intermodal. The Company’s focus during these volatile times is to continue to operate safely and efficiently, to pursue its long-term business plan, to maintain a high level of service to customers, and to meet short- and long-term financial commitments. CN’s Precision Railroading model is proving effective in guiding the necessary operational changes, and their execution, as the Company strives to quickly adjust costs to volume levels.

Distributed power

CN is reaping the benefits of improved productivity and better train handling as a result of the increased use of locomotives equipped with distributed power (DP) capability. Distributed power provides faster, smoother starting, improved braking, and reduced pulling forces at the head end of a train. This enables CN to run fewer, longer, more efficient trains, which in turn maximizes the gains targeted from its extended siding program. In addition, DP significantly reduces the time required to charge a train’s air brake system, a major benefit in cold-weather conditions. DP-equipped locomotives’ higher-power and higher-adhesion capabilities mean fewer locomotives are required to pull the same train weight. With more optimum matching of motive power to train weight, DP locomotives save fuel and reduce emissions. CN has acquired 190 new locomotives since 2005, approximately 165 of which have distributed power technology. The remaining 25 new locomotives will be retrofitted with DP technology by year-end 2009.

Routing protocols

CN’s continued expansion of its routing protocol effort has been a major initiative for the Company and the industry. CN currently has routing protocol agreements with all Class I railways.

Routing protocols serve to reduce rail-freight costs industry-wide by placing traffic on the most efficient routing – regardless of track ownership. The result is a structured plan to direct rail traffic flows through the most efficient interchange locations in order to improve both transit times and asset utilization – thereby making the most efficient use of existing capacity.

Co-production

Co-production arrangements, like routing protocols, are designed to increase efficiencies and improve service by optimizing the use of current industry infrastructure while maintaining shippers’ competitive options.

CN currently has over 100 agreements in place covering key locations across its North American network.

Continuous improvement – measurement is key

Precision Railroading demands discipline to execute the trip plan, relentless measurement of results, and the use of such results to generate further improvements. Timely access to reliable operating data is therefore essential. The Company relies heavily on technology to develop, monitor and adapt its operating plan to changing business conditions.

Key operating metrics

Car velocity measures the average miles per day traveled by loaded and empty active cars on line, including system, foreign and private cars, providing a gauge of network fluidity and efficiency.

Cars per yard switching hour measures the number of cars that enter a terminal divided by the total crew hours worked at the terminal, providing an assessment of yard efficiency.

Gross ton-miles per train mile is used to monitor train efficiency and productivity, and is calculated as the average trailing tons per through train.

Main line gross ton-miles per available horsepower reflects the number of trailing gross ton-miles handled on through trains per available horsepower, where available horsepower is the total horsepower of the active road locomotives available for service. It is an important measure of the utilization of high-horsepower locomotives.

Terminal dwell or average through dwell time is a measure of yard throughput, calculated as the average time in hours between arrival and departure at a major terminal. It includes cars departing a major terminal that are preceded by a train arrival; transfer or local received at interchange; as well as cars on through trains.

Average train speed (miles per hour) is a measure of network fluidity and productivity, reflecting the average speed of through trains (based on the total number of train miles) divided by the total train hours. It includes system trains running on Company lines and system trains operating on non-system lines under trackage/running rights or as a detour.

Trip plan compliance measures the percent of cars completing their trip within the predetermined trip plan hours. It is a measure of customer service performance.

Items affecting comparability of results: Severe winter weather conditions and a major work stoppage in the first quarter of 2007.

On January 31, 2009, CN completed its US$300 million acquisition of the principal lines of the EJ&E from United States Steel Corporation. The closing follows the January 23, 2009 effective date of the Surface Transportation Board’s (STB) December 24, 2008 decision approving the transaction.

The EJ&E assets acquired by CN include 198 miles of track encircling the City of Chicago from Waukegan, Ill., on the north, to Joliet, Ill., on the west, to Gary, Ind., on the southeast, and then to South Chicago. The Transtar subsidiary of United States Steel Corporation retained the railroad assets, equipment, and employees that support the Gary Works site in northwest Indiana and the steelmaking operations of United States Steel Corporation.

Railroading in Chicago

Chicago is widely regarded as the transportation hub of North America. Roughly 700 passenger trains and 500 freight trains go through the Chicago region every day. Approximately one third of America’s goods moved by rail go to, from, or through the Chicago area, making it the world’s third busiest intermodal hub, after Hong Kong and Singapore. Despite the importance of Chicago to the North American rail system, congestion and infrastructure issues are significantly impeding its efficiency and productivity. CN rail lines converge in Chicago, coming into the city from five different directions. In some cases, it can take a CN freight train longer to go from the north side to the south side of Chicago than it does to go from Chicago to Winnipeg, a distance of approximately 860 miles.

A critical link

The lines acquired through the EJ&E transaction bridge what has been the missing link in CN’s network in the Chicago area, providing a way around – rather than through – Chicago. Furthermore, as CN’s trains are rerouted from the existing Chicago terminal rail network onto the EJ&E, line capacity in greater Chicago will be freed up, easing congestion and benefiting other rail users.

CN plans to invest US$100 million for integration, new connections, and infrastructure improvements to add capacity on the EJ&E line and to allow network synergies to be realized over time. CN has also committed over US$60 million to mitigate the impact of increased rail traffic on the communities surrounding the EJ&E.

Step-by-step integration

CN will apply its proven business model in implementing the acquisition, using the same careful, step-by-step approach employed in previous transactions, to ensure a flawless, safe, and efficient combination of the two operations.

CN remains fully committed to appropriately mitigating the environmental impacts of the acquisition on communities along the EJ&E. CN has demonstrated this through its comprehensive voluntary mitigation plan, which was adopted by the STB in its mitigation requirements, as well as through the Company’s voluntary mitigation agreements reached with the majority of the communities located along the line.

Customers of CN and the former EJ&E, the City of Chicago, over a million residents, and the rail network will all benefit from the streamlined rail operations and reduced congestion in the Chicago region overall, as a result of the EJ&E acquisition.

CN acquisition of the EJ&E rail lines

626
626
2594
2594
CN

Fort Nelson
Prince Rupert
Grande Prairie
Fort McMurray
Prince George
Edmonton
Saskatoon
Vancouver
Calgary
Regina
Winnipeg
Hearst
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Saint John
Halifax
Montreal
Thunder Bay
Duluth
Minneapolis/St. Paul
Toronto
Buffalo
Detroit
Conneaut
Pittsburgh
Sioux City
Omaha
Chicago
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
New Orleans
Waukegan
Upton
Rondout
Leithton
ILLINOIS
LAKE MICHIGAN
Munger
West Chicago
Chicago
Eola
South Chicago
Whiting
Hammond
Gary
Matteson
Griffith
Joliet
Chicago Heights
INDIANA
Goose Lake
CN lines
Secondary feeder and connecting Short lines
Trackage rights
Short line partners
Former EJ&E lines

13 | CN Investor Fact Book

CN average traffic density map

25.1
Prince Rupert - Taverna
78.3
Vancouver - Edmonton
8.6
Edmonton - Calgary
4.3
Saskatoon - Calgary
69.6
Edmonton - Winnipeg
45.1
Winnipeg -

14 | 2009

5.7
Ft. Francis - Thunder Bay
36.3
Winnipeg - Toronto
37.5
Montreal - Quebec
15.0
Halifax - Quebec
63.3
Toronto - Montreal
49.3
Port Huron - Toronto
43.4
Chicago - Port Huron
26.0
Toronto - Buffalo
7.8
Detroit - Durand
17.2
Port Huron - Detroit
1.8
sha - Ft. Dodge
10.8
Ft. Dodge - Chicago
7.8
East St. Louis - Akin Jct
28.8
Akin Jct - Fulton
37.7
Chicago - Memphis
48.0
Memphis - Jackson
24.2
Jackson - New Orleans
11.3
Jackson - Mobile
11.5
Baton Rouge - New Orleans
Millions of GTMs per route mile
(based on 2008 results)
Over 50 million GTMs per route mile
30-50 million GTMs per route mile
10-30 million GTMs per route mile
Up to 10 million GTMs per route mile

15 | CN Investor Fact Book

CN’s ports – oceans of opportunity

Alberta oil & gas development

CN WorldWide North America

Intermodal

Grain & fertilizers

Coal

Forest products

Automotive

Petroleum & chemicals

Metals & minerals

CN’s ports – oceans of opportunity

CN is the only rail network on the North American continent to connect three coasts – the Pacific, the Atlantic and the Gulf of Mexico. Combined with this advantage are the Company’s comprehensive transload and distribution facilities, intermodal and trucking services, and interline agreements. It all adds up to a powerful means of serving the world’s trading nations.

Recent and planned upgrades at U.S. and Canadian ports are further expanding the possibilities.

The Port of Prince Rupert Container Terminal, which opened in October 2007, is feeding the flow of goods to and from Asia with railroad service that is exceeding shippers’ expectations.

The Port of New Orleans recently opened a new near-dock intermodal rail yard as part of its US$1 billion 2020 Master Plan to expand and improve facilities.

The Port of Halifax is focusing on becoming the port of choice for shipments of perishable or temperature-sensitive goods.

In the fall of 2009 Vancouver’s Deltaport Third Berth Project is slated for completion, boosting existing capacity by 600,000 TEU’s. In addition, the federal government is investing millions in infrastructure projects to reduce rail congestion in the greater Vancouver area as part of the Asia Pacific Gateway Initiative.

CN’s gateway port facilities provide effective entry and exit points to the vast North American market, ensuring that the Company is well positioned to benefit from inter national trade opportunities.

Prince Rupert
Kitimat
Prince George
Edmonton
Vancouver
Calgary
Saskatoon
Winnipeg
Canada
Thunder Bay
Duluth
Superior
Escanaba
Sault Ste. Marie
Minneapolis/St. Paul
Green Bay
Neenah
Sarnia
Toronto
Sioux City
Omaha
Detroit
Buffalo
East Peoria
Chicago
Conneaut
Pittsburgh
East St. Louis
Memphis
Jackson
Baton Rouge
Mobile
Pascagoula
New Orleans
Gulfport
Montreal
Quebec
Moncton
Saint John
Halifax
Auburn
Worcester
United States
Ports and other locations served by CN Intermodal
CN Intermodal terminals
Atlantic Ocean
Europe
Pacific Ocean
Gulf of Mexico
Mexico
Panama Canal

17 | CN Investor Fact Book

spotlight
CN’s ports	Prince Rupert update

The Port of Prince Rupert Container Terminal, which officially opened in October 2007, is strategically located to handle growing  long-term  demand in one of the world’s busiest shipping corridors. The facility is equipped with three super post-Panamax cranes and has a Phase I nameplate capacity of 500,000 TEUs (20-foot equivalent units). A potential Phase II is projected to have a two million-TEU capacity.

Although growth at the terminal has been affected by global economic contraction and the deep North American recession, the Prince Rupert Container Terminal has experienced impressive growth. A second weekly vessel call was added in July 2008.

Railroad service from the terminal is exceeding shippers’ expectations. Since the opening of the terminal, container transit times between Prince Rupert and Chicago have been consistently on target, averaging 106 hours. Memphis is being served in 133 hours, Toronto in 117 hours and Detroit in 137 hours.

The new flow of imports through Prince Rupert is also providing an excellent opportunity for exporters to attain the shipping capacity they require for their Asian markets. CN’s North American franchise provides excellent access to Canada’s natural resource base, including grain and grain products and forest products. Additionally, CN has access to large U.S. supplies of recycled paper, cotton, hardwood lumber, and grain products.

The Prince Rupert gateway is developing an international reputation for delivering on its promise of reliability, efficiency and speed.

CN’s tri-coastal gateway network
includes 10 key ports
Pacific
Vancouver, B.C.
Prince Rupert, B.C.
Kitimat, B.C.

Atlantic
Halifax, N.S.
Saint John, N.B.
Quebec City, Que.
Montreal, Que.

Gulf of Mexico
Mobile, Ala.
Gulfport, Miss.
New Orleans, La.

CN’s drive to serve oil and gas industry

Whether it’s at the gas pumps, purchasing an airline ticket, or heating homes, everyone is affected by the world’s oil and gas industries. Canada’s ample resources, from offshore oil reserves in the east to the oil sands in the west, make the country a vibrant player in this global industry.

The CN network provides fast, reliable transportation for petroleum producers, oil refiners and petrochemical companies looking to move their products safely and securely.

CN is well positioned to serve Canada’s oil sands development

Canada’s oil sands deposits in northern Alberta are second only to Saudi Arabia’s reserves. According to the Government of Alberta, major oil sands projects that have recently been completed, are currently under construction, or are proposed to start construction within two years, represent over $135 billion of investment.

For CN, that adds up to significant opportunity. The Company is well equipped to play a key role in the transportation, logistics, and transloading of steel, pipe, equipment, machinery, cement and other materials needed for oil sands infrastructure construction. These materials come from points throughout the CN network and from overseas. There are other opportunities as well for CN, since materials and equipment are also needed for northern Alberta’s industrial development and expansion of surrounding residential and commercial areas. CN is uniquely positioned to capitalize on these opportunities, with its main line rail network located in the northern part of Alberta.

Opportunity in the pipeline

CN has had its eye on oil sands opportunities for a number of years now. Crude oil prices have been driving the search for new energy sources, and also stimulating demand for wider, more efficient pipelines. Daily production is expected to at least triple over the next 10 to 15 years – while about 70 per cent of existing pipelines are already at capacity.

CN took a closer look at various pipeline initiatives, and in conjunction with the pipeline companies themselves, identified those projects with the greatest potential. The result is a five-year view of the pipeline market, reinforced by a multifunctional CN commitment to make the Company the preferred logistics partner for this market. CN is well placed to grow the Company’s oil and gas pipe-related business – whether from local North American suppliers or Asian imports.

Condensate - keeping it flowing

The heavy crude, or bitumen, found in Alberta’s oil sands does not flow at normal temperatures and pressures. So transportation of this heavy crude through pipelines requires mixing with lighter condensate. Often referred to as diluent, condensate is simply any mixture of relatively light hydrocarbons which remain liquid at normal temperatures and pressures.

With the significant increase in oil sands production, diluent is in short supply in Alberta. CN’s access to West Coast ports means the Company is an important link in importing offshore condensate via the CN-served Kitimat terminal in northwestern British Columbia. CN also transports condensate via rail from as far away as Louisiana and Texas. Condensate will continue to be a key part of existing and future oil sands development, and CN is well positioned to capitalize on those opportunities.

Adapting to changing market conditions

In 2006 and 2007, against a backdrop of record-high crude oil prices, oil and gas companies announced plans for six new upgraders, costing a combined $20 billion. In 2008, with financial markets melting down and North America in a recession, oil prices contracted and all but one of the planned upgrader projects were cancelled.

In the face of dwindling upgrader growth prospects, CN recognized a new opportunity. Without adequate local upgrader capacity, the bitumen itself will require transport to end markets. With pipeline capacity already consumed by other products, bitumen shippers face the significant financial burden of supporting new pipeline construction.

CN’s PipelineOnRail ™, however, is already in place. There’s no need for shippers to wait for new infrastructure, or to invest in it. And, since CN’s pipeline runs on its rails, it is multidirectional and has impressive connectivity, reaching markets throughout Alberta, the rest of Canada, the U.S. Midwest and Gulf Coast. It is also scalable – no minimum volume is required to obtain access to CN’s PipelineOnRail ™.

The single source for supply chain solutions

CN WorldWide North America (CNWWNA) brings together a family of non-rail subsidiaries wholly-owned by CN, which offer door-to-door transportation services. CNWWNA is well positioned to be a leading logistics provider, with a full range of transportation services, including ground transportation – intermodal, trucking and truck brokerage; warehousing and distribution; transportation management and customs brokerage; and bulk handling.

Strategic intent – greater speed, efficiency and reliability

CNWWNA strives to deliver breakthrough improvements in speed, efficiency and reliability across the North American logistics chain. CNWWNA builds on core rail and asset-management capabilities while broadening the service offering to meet customers’ increasing demands for complementary non-rail services. CNWWNA helps shippers to use their assets more efficiently, to improve their inventory management and cash flow, to reduce their inventory and service-failure costs, and to better manage their time and money spent on transportation. CNWWNA’s transportation expertise enables customers to focus on growing their core businesses.

•	Productivity and efficiency:
CNWWNA reduces overall handling costs for customers by synchronizing pick-up and delivery with its facilities and terminals. Complete visibility of shipments – every step of the way – allows CNWWNA to schedule deliveries and optimize asset use. This helps to reduce dwell times and provides customers with accurate delivery schedules. CNWWNA provides real-time guidance and innovative solutions to customers for their logistics needs.

•
Innovation: CNWWNA recognizes the need for flexibility when it comes to adapting to customers’ changing needs as markets become increasingly competitive. CNWWNA develops innovative logistical solutions so its customers can capitalize on market opportunities.

•
Market reach extension:
CNWWNA has made significant investments to position itself for the long term. It is one of the most efficient North American operators, with logistics and distribution capabilities that combine the economy of long-haul rail transportation with the flexibility of short-haul truck delivery. CNWWNA offers customers a full range of transportation services – everything from rail shipping, to intermodal and trucking throughout North America, to shipping containers overseas.

Delivering scale and scope

Warehousing and distribution

CNWWNA operates an integrated network of more than one million square feet of warehouse space and more than 90 distribution centres strategically located across North America. It handles over 70  million tons of freight annually. CNWWNA’s facilities handle a wide array of commodities such as metals, automotive products, agricultural goods, forest products, and consumer products. CNWWNA also operates five major bulk material-handling facilities in the Great Lakes and Mississippi River regions. These centres handle a combination of domestic and international bulk products, including fertilizers, coal, limestone, salt, taconite and a variety of other commodities. Customers can leverage CNWWNA’s specialized bulk expertise through a number of value-added services such as product screening and blending.

Ground transportation

CN and CNWWNA provide customers with direct access to fast, reliable ground transportation. Owner-operator truck and truck-brokerage capabilities provide seamless shipping to any destination with access to a network of over 1,250 carriers covering over 30 million highway-miles per year. CNWWNA’s trucking services also complement CN’s rail offering, which capitalizes on its extensive North American network. CN provides access to a number of ports on the East and West coasts, the St. Lawrence River, the Great Lakes, and the Gulf region.

Transportation management and customs brokerage

CNWWNA handles over 650,000 shipments and 50,000 customs clearances annually for many different customers in a wide range of industries. This diversified experience has led to the development of best practices, which help to maximize efficiencies, improve asset utilization and minimize transportation management costs. CNWWNA’s specialized expertise, electronic capabilities and customs regulation knowledge add up to quick and accurate processing, ensuring the smooth flow of goods across borders.

Turnkey transportation solution for Suncor Energy

CNWWNA transports a wide array of dimensional cargo (large loads), including wind-tower components, transformers, vessels, oilfield equipment and giant reactors, almost anywhere across its network. In December 2008, CNWWNA successfully transported five DHT (hydro treatment) reactors from the Port of Thunder Bay, Ont. to Suncor Energy Inc. in Fort McMurray, Alta. The reactors, originating in Japan, ranged from 400 to 580 tons each. Together, they formed the largest-ever combined heavy lifts into the Port of Thunder Bay. CNWWNA provided a turnkey solution to Suncor, including a new stability-enhancing ballast configuration providing greater centre-of-gravity control for the flatbed railcars carrying the reactors, the installation of cameras and lighting for constant shipment surveillance, as well as all loading and unloading activities. CNWWNA’s exhaustive preparation to ensure the safe transportation of these reactors paid off – delivery was ahead of schedule with cost savings to the customer.

The Intermodal commodity group consists of two main market segments: domestic and international.

The domestic segment, which represented 48 per cent of the commodity group’s revenues in 2008, transports consumer products and manufactured goods. This segment is made up of domestic Canada, domestic U.S., Mexico and transborder traffic, and includes two main service offerings: retail and wholesale. For the retail offering, CN provides complete door-to-door transportation with rail and trucking service. For the wholesale offering, CN provides terminal-to-terminal train service to motor carriers, intermodal marketing companies, third-party logistics companies, and other transportation intermediaries.

Consumer markets drive the domestic segment, with market growth generally tied to consumer spending in the economy. This market-driven offering focuses on truck-competitive, cost-effective service. CN intermodal service offers an approximate 24-hour advantage over its rail competition from Central to Western Canada. At the same time, CN Intermodal is competitive with single truck driver service to the Winnipeg, Calgary, Edmonton and Vancouver markets. Additionally, CN is the only rail service option from Montreal to Halifax. As a result of these service advantages, CN handles the majority of the Canadian wholesale customer base.

The international segment, which represented 52 per cent of Intermodal revenues in 2008, transports import and export container traffic on behalf of ocean-carrier companies. CN handles international freight through the ports of Vancouver; Prince Rupert; Montreal; Saint John, N.B.; Halifax and New Orleans to and from major inland markets in Central and Western Canada as well as the U.S. Midwest, Memphis, and Ohio Valley regions via steel-wheel connection with the Norfolk Southern Railway at Chicago.

The international segment is driven mainly by North American economic and trade conditions. Imports generally flow to high-population centres such as Toronto, Montreal, Chicago and Memphis; whereas exports tend to originate from resource-rich regions such as the Canadian and U.S. prairies. CN and its ocean carrier customers work closely to ensure a healthy balance of imports and exports.

Review

For the year ended December 31, 2008, Intermodal revenues increased by $198 million, or 14 per cent compared to 2007. The increase was mainly due to freight rate increases, including a higher fuel surcharge, higher volumes through the Port of Prince Rupert, which opened its intermodal terminal in late 2007; and higher Canadian retail and U.S. transborder traffic due to market share gains. These gains were partly offset by lower volumes through the Port of Halifax as various customers rationalized their services and markets weakened; and through the Port of Vancouver in the fourth quarter, also due to weak markets.

Door-to-door service

CNTL, a CN subsidiary, is one of the largest full-load trucking companies in Canada and is now targeting growth in the U.S. CNTL offers door-to-door service in steamship containers, as well as dry and heated 53-foot containers, to shippers and receivers within a 500-mile radius of CN's intermodal terminals in Canada and the U.S. CNTL trucks pick up at origin and deliver at destination, ensuring a higher degree of reliability.

These trucking services complement the rail services, enabling CN to extend its reach directly to the customer's door. The pick-up and delivery are synchronized with CN's facilities and terminals, reducing CN's overall handling cost and making the best use of its resources. Complete visibility of shipments en route allows deliveries to be scheduled, maximizes the utilization of CN's assets, reduces dwell time and enables CN to more accurately schedule deliveries to customers.

CN Intermodal terminals across Canada and the U.S. are strategically positioned to serve major urban areas, allowing the Company to deliver customers’ shipments to destinations throughout North America. CN also provides international reach to customers through the ports of Vancouver, Prince Rupert, Halifax, Montreal, New Orleans, and Saint John, N.B.

Brampton (Toronto), Ont.	Memphis, Tenn.
Calgary, Alta.	New Orleans, La.
Chicago, Ill.	Prince George, B.C.
Detroit, Mich.	Prince Rupert, B.C.
Edmonton, Alta.	Saskatoon, Sask.
Halifax, N.S.	Vancouver, B.C.
Jackson, Miss.	Winnipeg, Man.
Moncton, N.B.
Montreal, Que.

Outlook

The economic weakness in 2009 has slowed demand and reduced global trade. This has had an impact on the international segment and to a smaller degree, the domestic segment of CN’s business. Longer term, conditions are favourable for the conversion of volumes from truck to intermodal in all Canadian and U.S. domestic segments. The international segment is also expected to come back in unison with the eventual economic recovery.

In light of the economic environment, CN is satisfied with its growth record at the Port of Prince Rupert. Customers are pleased with the service performance through Prince Rupert, and in July 2008, COSCO added a second weekly vessel call.

CN Intermodal is working harder than ever to ensure it continues to deliver customer value, particularly in these challenging times. For the longer term, CN’s competitive transit times, available network capacity, superior fuel efficiency versus truck, and intense focus on service provide a solid foundation for growth.

CN hub centres

Prince Rupert
Kitimat
Prince George
Fort Nelson
Hay River
Fort McMurray
Edmonton
Kamloops
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Thunder Bay
Hearst
Duluth
Sault Ste. Marie
Stevens Point
Minneapolis/St. Paul
Green Bay
Fond du Lac
Sarnia
Toronto
Buffalo
Detroit
Conneaut
Sioux City
Omaha
Chicago
Pittsburgh
East Peoria
Springfield
St. Louis
Memphis
Jackson
Pascagoula
Mobile
Baton Rouge
New Orleans
Sept-Iles
Baie-Comeau
Matane
Moncton
Halifax
Quebec
Saint John
Montreal
Auburn
Worcester
New London
CN Intermodal terminals
Ports and other locations served by CN Intermodal

27 | CN Investor Fact Book

Grain

The Grain and fertilizers commodity group is involved with the movement of grain, fertilizers, and other agricultural products, primarily in Western Canada and the U.S. Midwest. In 2008, about 59 per cent of grain traffic moved by CN originated in Canada, while 41 per cent originated in the United States.

Revenues from grain and processed grain products, which accounted for about 80 per cent of the total for this commodity group in 2008, are well balanced among three main segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn) and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans).

In Canada, a large agricultural land base devoted to cultivation of grain, oilseeds and specialty crops in Western Canada, and a relatively small domestic market, mean that the majority of grain production is exported, predominantly by rail. Crop production varies year to year, depending on seeded and harvested acreage, the mix of grains produced, and crop yields. Grain exports also vary, affected by the size and quality of the crop produced, crop yields, and export markets. Key offshore markets for western Canadian grain include the Pacific Rim and the Middle East. Most western Canadian grain exported offshore is moved from a well-positioned system of high-throughput elevators on CN’s lines in the grain growing areas of British Columbia, Alberta, Saskatchewan, and Manitoba to port terminal elevators that load vessels at Vancouver and Prince Rupert, B.C.; or Thunder Bay, Ont. CN also moves western Canadian grain and grain products to eastern Canadian and U.S. Gulf ports for export, and to a variety of domestic receivers in Canada, the U.S., and Mexico.

In the U.S., the CN rail system is well positioned in the heart of an important grain-producing territory. Four states where CN originates grain traffic – Illinois, Iowa, Michigan, and Wisconsin – normally produce, on average, 40 per cent of the corn and soybeans grown in the U.S. CN’s domestic grain movements include corn and soybeans from these states to large grain processors in Illinois, Iowa, Tennessee, and Mississippi. Other domestic grain movements are to the poultry-feeder markets in the Southeastern U.S., which rely on corn for feed. CN also moves grain and grain products to major export facilities on the Mississippi River and the Gulf of Mexico.

Some of the leading global agribusiness entities have grain and oilseed processing plants located on the CN system in Canada and the U.S. As a result, CN also participates in the movement of semi-processed grain products shipped to other receiver markets. Soybean and canola meal, corn gluten feed, barley malt, vegetable oils, corn syrups, and starches are some of the other products moved by CN.

CN also accesses major ethanol production facilities in Iowa and southern Ontario and provides efficient access to key consumers in the U.S.

Canadian regulated grain

Canadian government legislation regulates certain defined rail movements of export grain from Western Canada to port terminals. This includes shipments by CN to terminals at Vancouver, Prince Rupert and Thunder  Bay. Movements to West Coast ports for export to the U.S. for consumption are excluded. These shipments are subject to a revenue cap which came into effect in August 2000. The revenue cap established a maximum revenue entitlement that railways may earn from regulated grain movements in a given crop year. Every crop year, the Canadian Transportation Agency (the Agency) adjusts each railway’s base-year revenue figure for inflation, volume and average length of haul. Compared to the former process of maximum rate regulation, the revenue cap provides CN with greater commercial flexibility to set competitive freight rates that promote efficiency. In 2008, grain traffic subject to the revenue cap accounted for 59 per cent of CN’s Canadian grain revenues and six per cent of its total freight revenues.

Potash

Canpotex at Prince Rupert

Global potash demand has been on the rise in recent years due to the increasing need for more abundant and better quality foods around the world. In turn, increased export demand has supported Western Canada potash producers’ expansion of their mining operations in order to increase supply. In June 2008, Canpotex, the offshore marketer owned by the Saskatchewan potash producers, announced its plans to build a new export potash terminal on Ridley Island, Prince Rupert, B.C. Set to open in late 2012, the terminal will generate significant new business opportunities for CN.

Fertilizers

Fertilizers and potash generated 20  per cent of CN’s revenues from Grain and fertilizers in 2008. CN is a significant player in the Canadian rail market for nitrogen-based fertilizers, with production centred primarily in Western Canada. CN serves or has access to all major potash mines in Saskatchewan, the centre for western Canadian production. The majority of Canadian potash moves by rail to markets in the U.S. or to ports for export to overseas markets.

In the United States, CN serves producers of various types of fertilizers, including nitrogen solutions, ammonium nitrate, urea and phosphates. U.S. and Canadian fertilizer production is heavily affected by the price of natural gas that is a main raw material. CN is positioned to handle fertilizer imports through its IC RailMarine terminal at Convent, La. This terminal facilitates the direct transfer of fertilizers from ocean vessels to railcars for distribution within the U.S. and Canada.

Review

In 2008, revenues for Grain and fertilizers increased by five per cent, or $71 million, from 2007. The increase was mainly due to freight rate increases, higher ethanol shipments, stronger export volumes of Canadian canola, and additional shipments of soybeans through the Southern U.S. These gains were partly offset by reduced wheat volumes as a result of depleted stockpiles and reduced U.S. corn shipments. In addition, the negative impact of the Agency’s decision to retroactively reduce rail revenue entitlement for grain transportation, as well as the Agency’s determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced revenues by $26 million in the fourth quarter.

Outlook

Annual grain volumes are directly correlated to the size and quality of the crop produced. However, CN believes that the strength of its franchise, in combination with a strong commitment to service and efficiency, positions the Company as an important player in the grain distribution network. In the U.S., the key CN-served states of Illinois, Iowa and Wisconsin will continue to play a major role in supplying the demand for corn and oilseeds. In Canada, CN’s extensive grain export connections, including unique access to two West Coast ports, are a competitive advantage.

CN is also an important participant in the export of Canadian canola seeds and in the delivery of canola oil and meal produced by the Canadian canola crushing industry, which is currently expanding to serve growing markets for low trans-fat edible oils and bio-diesel fuels.

Although the current market for potash and fertilizers has significantly weakened, CN is optimistic about future growth. Global population growth means that improving crop yields will play a critical role in meeting the increasing demand for food. Saskatchewan has the world’s largest reserves of recoverable potash. With its access to those mines, in combination with its North America franchise and access to key ports, the Company is well positioned to benefit from the expected increase in global demand.

Canada

Canadian Grain Supply

in million tonnes

Grain includes wheat and durum, barley, canola, oats, flax and rye

	2004/2005	2005/2006	2006/2007	2007/2008	2008/2009*	2009/2010*	Five-year average
Beginning Stocks	9.6	13.9	16.2	11.0	8.8	11.3	11.9
Production	49.0	51.2	48.7	45.9	58.5	46.2	50.7
Exports	22.2	26.5	29.9	28.9	31.3	26.8	27.8
Harvested Acres *(million acres)*	19.8	20.2	20.5	21.2	22.1	21.0	20.8

** Forecast*

Source: Agriculture and Agri-Food Canada, Grains and Oilseeds Supply and Disposition, August 28, 2009

U.S. Grain Supply

in million bushels

Corn

	2004/2005	2005/2006	2006/2007	2007/2008	2008/2009*	2009/2010*	Five-year average
Beginning Stocks	958	2,114	1,967	1,304	1,624.0	1,695.0	1,593.4
Production	11,807	11,114	10,531	13,038	12,101.0	12,761.0	11,718.2
Exports	11,814	2,134	2,125	2,436	1,850.0	2,220.0	2,071.8
Harvested Acres *(million acres)*	73.6	75.1	70.6	86.5	78.6	80.0	76.9

** Forecast*

Source: USDA Supply/Demand Outlook, September 11, 2009

U.S. Grain Supply

in million bushels

Soybeans

	2004/2005	2005/2006	2006/2007	2007/2008	2008/2009*	2009/2010*	Five-year average
Beginning Stocks	112.0	256.0	449.0	574.0	205.0	110.0	319.2
Production	3,124.0	3,063.0	3,197.0	2,677.0	2,959.0	3,245.0	3,004.0
Exports	1,103.0	940.0	1,116.0	1,161.0	1,280.0	1,280.0	1,120.0
Harvested Acres *(million acres)*	74.0	71.3	74.6	64.1	74.6	76.8	71.7

** Forecast*

Source: USDA Supply/Demand Outlook, September 11, 2009

Overview

Of the traffic moved by the Coal commodity group in 2008, 51 per cent originated in Canada and 49 per cent originated in the United States. Coal provided 84 per cent of revenues for this commodity group, and petroleum coke provided 16 per cent.

CN’s Coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities – primarily in Eastern Canada – and to West Coast ports for export. In the United States, shipments of thermal coal are transported from mines served in southern Illinois, or from Western U.S. mines through interchange with other railroads, to major utilities in the Midwest and the Southeast United States.

The Coal business also includes Canadian metallurgical coal, which is generally exported to steel makers in Japan and other Asian markets through two coal terminals in the Vancouver area and one terminal at Prince Rupert.

Review

In 2008, Coal revenues increased by 24 per cent or $93 million, compared to 2007. The increase was mainly due to freight rate increases, increased shipments of U.S. coal due to the start-up of a new mine operation; strong volumes of coal received from Western U.S. mines to destinations located on CN lines; and increased supply of petroleum coke from Alberta. These gains were partly offset by production challenges experienced by Canadian and U.S. mines.

Outlook

As a result of economic conditions, demand for metallurgical coal – driven by steel production; and demand for thermal coal – driven by power generation requirements, have both deteriorated. In connection with an eventual economic recovery, increasing steel consumption in China and Japan is expected to stimulate the metallurgical coal market. Additionally, over the mid- to long-term, CN’s outlook for thermal coal remains positive as demand from power utilities and export markets is expected to increase. In Canada, an additional thermal coal mine is expected to start production in the third quarter of 2009. The Obed Mine, owned by Coal Valley Resources Incorporated, is targeting output of 1.2 million tonnes annually.

CN’s focus in servicing its coal customers is driven by optimal asset utilization, which creates car capacity in a cost-effective manner. The result is cost-effective, reliable service for customers. This, together with sufficient capacity, positions CN to handle the increasing demand for coal that is expected once the economy recovers.

Illinois Basin coal

The Illinois Basin is a major bituminous coal producing area. It includes the coalfields of Illinois, Indiana and western Kentucky. Illinois Basin coal deposits are characterized by high heat and sulfur content. The region suffered significantly following the implementation of the Clean Air Act Amendments of 1990, when utilities switched to low-sulfur Powder River Basin coal to meet the new mandates regarding sulfur content.

Today, Illinois Basin coal is poised for growth. Improvements in the cost and efficiency of scrubber technology are once again making Illinois Basin coal competitive. Other factors are increasing the relative competitiveness of Illinois Basin coal: Appalachian coal reserves are declining; and Powder River Basin coal – with its lower heat content – faces longer distances to market.

CN is well positioned to benefit from a resurgence in Illinois Basin coal, thanks to the Company’s direct rail access to key utilities in Wisconsin and Michigan, key lake terminals in the Chicago region, river distribution via connections to the Ohio River system, and export markets via Convent, La.

CN provides service to and from the following coal mines and terminals in Western Canada.

Canadian facilities

Coal mines		Coal type	Operator	Location	Destination (terminal)	Estimated annual
production
1.	Bienfait	Thermal	Prairie Royalty and Mines Limited	Estevan, Sask.	Aitikokan and Thunder Bay, Ont.	0.5 million tonnes
2.	Burnt River	Metallurgical	Western Canadian Coal Corp.	Tumbler Ridge, B.C.	Ridley, B.C.	0.7 million tonnes
3.	Cheviot	Metallurgical	Elk Valley Coal Corporation	near Cadomin, Alta.	Vancouver, B.C.	2.0 million tonnes
4.	Coal Valley	Thermal	Coal Valley Resources Incorporated	near Robb, Alta.	Vancouver and Ridley, B.C.,	4.0 million tonnes
Winniandy, Alta.
5.	Grande Cache	Metallurgical	Grande Cache Coal Corp.	Grande Cache, Alta.	Vancouver, B.C.	1.0 million tonnes
6.	Obed	Thermal	Coal Valley Resources Incorporated	Dalehurst, Alta.	Vancouver and Ridley, B.C.	1.2 million tonnes
7.	Trend	Metallurgical	Peace River Coal Inc.	Tumbler Ridge, B.C.	Ridley, B.C.	0.9 million tonnes
8.	Wolverine	Metallurgical	Western Canadian Coal Corp.	Tumbler Ridge, B.C.	Ridley, B.C.	2.4 million tonnes

Terminals		Operator	Location	Estimated annual
capacity
1.	Neptune	Neptune Bulk Terminals	North Vancouver, B.C.	8.0 million tonnes
2.	Ridley	Ridley Terminals, Inc.	Prince Rupert, B.C.	12.0-24.0 million tonnes
3.	Thunder Bay	Thunder Bay Terminals, Ltd.	Thunder Bay, Ont.	11.0 million tonnes
4.	Westshore	Westshore Terminals	Greater Vancouver (Delta), B.C.	26.0 million tonnes

CN provides service to and from the following coal mines and terminals in the Central U.S.

U.S. facilities

Coal mines		Coal type	Operator	Location	Destination (terminal)	Estimated annual
production
9.	Creak Paum	Thermal	Knight Hawk Coal	Ava, Ill.	Various power plants and	0.6 million tons
river terminals
10.	Crown III	Thermal	Springfield Coal	Farmersville, Ill.	Industrial accounts	3.0 million tons
11.	Galatia	Thermal	American Coal Company	Galatia, Ill.	Various power plants and	7.2 million tons
river terminals
12.	Pond Creek	Thermal	Williamson Energy	Dial, Ill.	Various power plants and	6.5 million tons
river terminals
13.	Sugar Camp	Thermal	Williamson Energy	Akin Junction, Ill.	Opening January 2010	7.0 million tons

Terminals		Operator	Location	Estimated annual
capacity
5.	Cahokia	Cahokia Marine Service	Sauget, Ill. (via GWWR)	5.0 million tons
6.	Calvert City	Southern Coal Handling	Madisonville, Ky. (via PAL)	6.0 million tons
7.	CG&B	Consolidated Grain & Barge	Mound City, Ill.	3.0 million tons
8.	Cook	Cook Coal Terminal	Metropolis, Ill.	20.0 million tons
9.	Duquesne Wharf	Union Railroad	S.E. Pittsburgh, Pa.	8.5 million net tons
10.	GRT 1	Kinder Morgan Energy	Grand Rivers, Ky. (via PAL)	12.0 million tons
11.	GRT 2	Kinder Morgan Energy	Grand Rivers, Ky. (via PAL)	8.0 million tons
12.	IC RailMarine	IC Terminal Holdings	Convent, La.	3.0 million tons
13.	IEI	IEI Barge Services	East Dubuque, Ill.	1.7 million tons
14.	KCBX	KCBX	Chicago, Ill.	4.5 million tons
15.	McDuffie	Alabama State Docks	Mobile, Ala.	10.0 million tons
16.	P&C Dock	GLT	Conneaut, Ohio	11.0 milllion tons
17.	Williams Bulk	Alliant Energy	Williams, Iowa	0.6 million tons

Ramp		Operator	Location	Loading capacity

14.	Carbondale	Knight Hawk Coal	Carbondale, Ill.	1,000 tons per hour

Mines and transload facilities

Coal mines
Transload facilities

35 | CN Investor Fact Book

Overview

Among North America’s railroads, CN is the largest carrier of forest products. These commodities include lumber, panels, paper, and other fibers such as logs, recycled paper and wood chips. In 2008, CN’s Forest products revenues were distributed as follows – fibers 34 per cent; lumber 32 per cent; paper 25 per cent; and panels nine per cent.

CN provides superior rail access to the western and eastern Canadian fiber-producing regions – among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and Southern U.S. corridors with interline connections to other Class I railroads. CN is the only North American railroad with access to the West, East and Gulf coasts. CN’s unique tri-coastal network provides a number of import/export gateways to customers with interests outside North America. This strategic network, combined with CN’s transload capabilities, allows all CN customers to take full advantage of the Company’s rail offering and extend their reach to new markets in Asia, South America and Europe.

Overall demand for forest products is highly correlated with the general economic business cycle. Housing starts and renovation activities in the U.S. are the main drivers for the lumber and panels traffic.

North American demand for most paper grades is shrinking, with the newsprint sector being the hardest hit. The decline in newsprint consumption is driven largely by increased competition from alternate media sources.

A rise in global trade of forest products is also changing supply and demand flows. Growing worldwide consumption of pulpboard and tissue products has led to an increase in overseas production capacity. Manufacturers in developing markets, notably India and China, have been forced to import a significant amount of raw materials, primarily wood pulp and recycled paper, from Russia, North America and other fiber-rich regions because of scarce domestic wood fiber supply.

Despite the cyclical fluctuations in demand for forest products, CN believes that its geographical advantages, product diversity, and international customer base help to mitigate the impact of market fluctuations. Furthermore, CN’s continued drive to improve service enhances the Company’s competitive position with respect to trucks. This can enable market share gains even during cyclical downturns.

Key customer locations

Lumber and panels
Pulp and paper

37 | CN Investor Fact Book

CN’s transload facilities: an extension of the rail network

CN’s Forest Products distribution centre network includes strategically positioned transfer, warehousing and reload facilities that provide a number of services to rail- and non-rail-served shippers and receivers. This allows the Company to extend existing rail shippers’ market reach and enable non-rail-served shippers and receivers to benefit from rail transportation’s cost and environmental advantages.

This network provides value-added services to CN customers:

•   Provides state-of-the-art transfer and transportation services;
•   Positions products for just-in-time deliveries to markets outside their existing service areas;
•   Provides seamless integration to CN’s rail network for non-rail-served customers;
•   Reduces or eliminates customers’ need for on-site storage;
•   Reduces or eliminates customers’ capital expenditures and corporate risk.

Mountain pine beetle infestation spreads to Alberta

Mild winters, hot dry summers and a large quantity of mature lodgepole pine trees, have led to the most extensive mountain pine beetle infestation in British Columbia’s recorded history. This has posed a significant threat to lodgepole pine stocks, with infestation covering an estimated eight million hectares (20 million acres) of B.C.’s 60 million hectares (150 million acres) of forests. In 2006, the pine beetle infestation spread into northwestern Alberta primarily north of Jasper National Park to Peace River between the B.C. border and Fox Creek – land generally used by forest companies to harvest timber.

Affected wood remains marketable for five to 15 years, depending on the severity of the infestation, after the tree has been killed. In order to salvage economic value from the damaged trees, the provincial governments have streamlined regulations to increase harvesting of infested timber.

With its track network in the heart of the pine beetle-affected area, CN has direct access to the abundant supply of beetle-kill wood which, along with CN’s continued capacity improvements, place the Company in a strong position to move additional lumber, wood chips, oriented strand board (OSB), logs and wood pellets.

Review

For the year ended December 31, 2008, revenues for this commodity group decreased by $116 million, or seven per cent, when compared to 2007. The decrease was mainly due to reduced lumber and panel shipments, which were affected by the decline in U.S. housing starts that resulted in mill closures and production curtailments; and reduced volumes of pulp and paper products. These factors were partly offset by freight rate increases.

Outlook

While interest rates are at historical lows, consumer confidence still lags. Foreclosures continue to have a negative impact on housing prices, discouraging investment. However, there are indications that the economy is beginning to stabilize, and with that, positive signs are appearing as mills gradually come back on-line.

CN has been working to position itself for the eventual economic rebound. The Company continues to develop and diversify product offerings, such as car reload programs and intermodal options; as well as expand its presence in developing markets for wood pellets, wood pulp and recycled paper. CN-served western Canadian producers continue to be amongst the most cost-efficient mills in North America, and will continue to take advantage of new market opportunities for beetle-affected wood.

Developing new Forest products markets

With the increasing globalization of traffic flows and the growth of emerging product markets, CN is looking beyond the traditional forest products segments to new opportunities. The Company has taken an active role in the development of transportation options for three growth commodities: wood pellets, recycled paper, and wood pulp exports.

Wood pellets

Sawdust and wood chip residue from sawmills is being converted into a new heat and energy source – wood pellets. The Environmental Protection Agency in the United States has endorsed wood pellet heat as one of the cleanest-burning, most renewable energy sources on Earth. In response to increasing demand for clean energy, global wood pellet production is predicted to steadily increase. A significant portion of the world’s growing wood pellet production comes from Canada – and much of that from British Columbia facilities. CN currently ships over 800,000 tons annually, helping these producers get their pellets to customers all around the world.

Recycled paper

Over the last few years, environmental concerns have grown, along with landfill maintenance and development costs. At the same time, market demand in developing countries around the world, particularly China, has increased the value of waste paper. Recycled paper, as an alternative to virgin fiber, has many end uses, including garden mulch, consumer products packaging and tissue products such as paper towels and toilet paper. North America currently produces more than 55 million tons of waste paper annually, and it is estimated that improved waste paper recovery will add another 15 million tons to the total recycled paper stream over the next five to 10 years. CN’s network is within 500 miles of 70 per cent of the U.S. population, the main generator of this recovered paper. In 2008, the U.S. exported 20 million tons of containerized recovered paper shipments, of which 12.2 million tons went to China. CN is well placed to move this traffic, with a strong network in the U.S. Midwest and Eastern Canada, significant growth at the Port of Prince Rupert and access to ports on the West, East and Gulf coasts.

Wood pulp

CN expects to continue to benefit from strong demand for Canadian wood pulp exports to China. On a global scale, Canadian pulp mills were amongst the largest suppliers of wood pulp to China in 2008, shipping over two million tons. Due to a combination of factors, including restocking at low prices and closures of pulp operations at old mills as a pollution-reduction measure, Chinese demand is expected to increase.

CN’s Guaranteed Car Order Program
Right car, right place, right time

Under this program, CN guarantees car delivery to the customer according to an agreed-upon date and schedule. The customer agrees to load and prepare the cars for shipping by specified dates. The program allows CN to better forecast demand and car cycles. Guaranteed delivery of empty cars benefits shippers, receivers and CN.

The Clean Car Program

CN developed its Clean Car Program to improve railcar quality and availability for shippers, and to enhance railcar-asset utilization for the Company and its customers. Defect-free empty cars released from Certified Unloaders are distributed directly to the next customers for loading. Railcar unloaders undertake to release railcars in clean condition for direct distribution, and to report any damages to a central CN location for repairs. CN then repairs any damaged railcars before they are sent to customers for the next loads.

Overview

CN is a leading carrier of automotive products originating in the U.S. and Canada, as well as those imported from other countries through the ports of Halifax and Vancouver. The Company moves finished vehicles and parts in North America, providing access to vehicle assembly plants in Canada, Michigan and Mississippi. CN also serves vehicle-distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario.

CN’s north-south positioning – with rail connections to all major carriers at various locations – offers automotive customers a number of routing alternatives between points in Canada, the U.S. and Mexico. CN’s broad coverage enables it to deliver automotive traffic to connecting railroads at key hubs including Chicago, Ill.; Detroit, Mich.; and Buffalo, N.Y. CN also offers service beyond the Chicago gateway, extending its automotive reach to a variety of interchange locations including Salem, Ill.; Baton Rouge, La.; and Memphis, Tenn.

In 2008, finished vehicles totalled 87 per cent of the commodity group’s revenues, while automotive parts made up the remaining 13 per cent.

Automobile distribution centres accessible by CN

Allied Systems	Delta, B.C.
Annacis Auto Terminals	Delta, B.C.
Calgary	Calgary, Alta.
Charny	Charny, Que.
Corner Brook	Corner Brook, N.L.
Edmonton	Edmonton, Alta.
Flat Rock	Flat Rock, Mich.
Fraser Wharves	Richmond, B.C.
Halifax	Eastern Passage, N.S.
Jackson	Jackson, Miss.
King Road	Woodhaven, Mich.
Lansing	Charlotte, Mich.
Moncton	Moncton, N.B.
Montreal	St. Laurent, Que.
Regina	Regina, Sask.
Saskatoon	Saskatoon, Sask.
St. John’s	St. John’s, N.L.
Toronto	Concord, Ont.
Windsor	Windsor, Ont.
Winnipeg	Winnipeg, Man.
Woodhaven	Woodhaven, Mich.

New Toronto Automotive Compound

In early September 2009, CN celebrated the official opening of its new $14-million Toronto Automotive Compound at MacMillan Yard north of Toronto.

The new facility’s track layout will accommodate the unloading of 60 auto-carrying rail cars at once, compared with 27 unloading spots at the former compound, and will have room to park up to 4,500 vehicles.

The Toronto Automotive Compound is a key facility in CN’s vehicle distribution network in Ontario, the largest auto market in Canada. It is also one of the 20 vehicle distribution facilities operated by Autoport Ltd. in Canada and the United States. Autoport is a member of the CN WorldWide North America family of non-rail companies, which extends CN’s transportation reach beyond its rail network.

The new Toronto facility will help CN to increase the efficiency of vehicle transportation, accommodate more traffic, improve customer service, and make better use of the Company’s valuable real estate assets at MacMillan Yard.

Bronze Performance Award

For the year ending December 31, 2008, Toyota Canada awarded CN its Bronze Performance Award, in recognition of the Company’s performance in delivering Toyota vehicles on time and damage free. CN transports Toyota vehicles across Canada.

Review

For the year ending December 31, 2008, Automotive revenues decreased by $35 million or seven per cent compared to 2007. The decrease was mainly due to reduced volumes of domestic finished vehicle and parts traffic resulting from customer production curtailments and a second-quarter strike at a major customer’s parts supplier. These factors were partly offset by freight rate increases.

Outlook

Automobile manufacturers have taken a pessimistic view of vehicle production and sales in 2009, as the credit crisis limits consumer confidence and the demand for new vehicle purchases. Accordingly, CN’s Automotive volume is expected to decline in 2009.

The Company will continue to work with its automotive customers to develop new opportunities to use CN’s rail network for vehicle and automotive-parts transportation.

Car and truck models at CN-accessed assembly plants			CN-accessed assembly plants

Location	Manufacturer	Model

Canada

Ontario
Oshawa	GM	Chevrolet Impala
Chevrolet Camaro
Ingersoll	CAMI	Chevrolet Equinox
GMC Terrain
Pontiac Torrent
Suzuki XL7
Oakville	Ford	Ford Edge
Ford Flex
Lincoln MKX
Lincoln MKT
St. Thomas	Ford	Ford Crown Victoria
Mercury Grand Marquis
Lincoln Town Car
Alliston	Honda	Acura CSX / MDX / ZDX
Honda Civic
Cambridge	Toyota	Toyota Corolla
Toyota Matrix
Lexus RX350
Woodstock	Toyota	RAV4

United States

Michigan
Flint	GM	Chevrolet Silverado
GMC Sierra
Detroit	GM	Cadillac DTS
(Hamtramck)		Buick Lucerne
Orion	GM	Chevrolet Malibu
Pontiac G6
Pontiac	GM	Chevrolet Silverado
GMC Sierra
Lansing (Grand River plant)	GM	Cadillac CTS / SRX / STS
Lansing (Delta plant)	GM	Buick Enclave
GMC Acadia
Chevrolet Traverse
Rouge (Dearborn)	Ford	Ford F-150
Flat Rock	Auto Alliance Int.	Ford Mustang
Mazda6
Mississippi
Canton	Nissan	Nissan Altima
Nissan Armada
Nissan Quest
Nissan Titan
Infiniti QX56

Overview

CN’s Petroleum and chemicals commodity group includes a wide range of commodities, such as: petroleum products (gasoline, condensate, ultra low sulfur diesel, jet fuel, asphalt), liquefied petroleum gas (LPG), sulfur, plastics, and chemicals (including methanol, ethylene glycol, caustic soda, and sulfuric acid).

Plastics, LPGs, petroleum products, and sulfur represented 63 per cent of the commodity group’s revenues in 2008, while chemicals made up the remaining 37 per cent. The primary markets for these commodities are within North America, although offshore markets have been growing. The performance of this commodity group is closely correlated with the North American economy. Most of the Company’s Petroleum and chemicals shipments originate from one of three key areas: northern Alberta, Eastern Canada (primarily Quebec and Ontario), and the Gulf of Mexico. Northern Alberta is Canada’s major centre for natural gas, feedstock and world-scale petrochemicals and plastics. It is also home to the oil sands development, which represents exciting opportunities for inbound (condensate/diluent) and outbound (ultra low sulfur diesel, sulfur, bitumen) products as oil companies continue to increase development and production. From Eastern Canada, CN transports products from various regional plants to customers in Canada and the U.S., and to overseas markets. Finally, in the Gulf of Mexico region, CN benefits from access to the low-cost Louisiana petrochemical corridor between New Orleans and Baton Rouge.

An extensive network of CargoFlo distribution facilities complements CN’s direct rail franchise and extends the Company’s reach for dry and liquid products. This network offers customers the economic and environmental benefits of long-distance rail transportation with the flexibility of short-haul truck delivery.

Strong demand for condensate

The heavy crude, also known as bitumen, found in Alberta’s oil sands does not flow at normal temperatures and pressures. As a result, transportation of this heavy crude by pipeline requires mixing with lighter condensate. Condensate, commonly referred to as diluent, is a mixture of relatively light hydrocarbons, which remain liquid at normal temperatures and pressures.

With the significant increase in oil sands production, diluent is in short supply in Alberta. Since 2006, CN has been shipping a steadily increasing amount of diluent into Alberta via the CN-served Kitimat terminal in northwestern British Columbia, as well as from various U.S. origins. Diluent will continue to be a key part of existing and future oil sands development. CN, with its West Coast ports and access to key suppliers in the Gulf Coast region, is well positioned to capitalize on those opportunities.

Jet fuel

Changing markets create new opportunities

In 2002, rising demand for gasoline and new low sulfur diesel requirements forever changed the dynamics of Ontario’s jet fuel market. It was during that time that Air Canada created a global supply chain for its jet fuel requirements. Originating at refineries in the Middle East, South America and parts of Asia, the jet fuel is offloaded at Quebec City where it is transferred to railcars. CN then delivered the product to its CargoFlo facility at MacMillan Yard, where it was subsequently transferred to truck for final delivery to Toronto’s Pearson International Airport.

In the spring of 2009, a new tank farm opened near the airport. The addition of a rail spur means that CN trains now travel directly from Quebec City to the new storage tanks.

The success of the Air Canada project, combined with the CNWW North America service offering, positions the Company well to tap new jet fuel opportunities.

Review

Revenues for Petroleum and chemicals increased by 10 per cent or $120 million in 2008 compared to the previous year’s revenues. The increase was mainly due to freight rate increases, strong condensate shipments into Western Canada, shifts in the petroleum products markets in Western Canada, and increased volumes due to the growing market for alternative fuels. These gains were partly offset by reduced plastic pellet shipments, and the impact of declining chemical markets.

Outlook

The Alberta oil sands development continues to represent a significant opportunity for CN. Although the recent pullback in oil prices has led to the postponement or cancellation of many upgrader projects, CN continues to work closely with customers in Alberta to capitalize on oil- and gas-related opportunities. In particular, CN sees potential for the outbound movement of oil sands products such as bitumen and synthetic crude to refineries in the U.S. Gulf Coast region, or through West Coast ports to offshore markets. CN’s PipelineOnRail™ service offers shippers the ability to move oil sands products to market and use the same railcars to return condensate to the oil sands. The concept is an attractive alternative to incremental pipeline capacity for shippers since it offers them a cost-effective, reliable service with destination options and volume flexibility, with little to no capital investment required.

CN also sees opportunities where it can capitalize on market segment shifts. For example, as North American market production declines in certain chemical segments, and off-shore imports fill the void, CN is well positioned on North America’s three coasts to transport these imported products. Additionally, CN sees opportunities to benefit from shifts in the refined petroleum market, including additional opportunities to move jet fuel and diesel fuel.

Overview

CN’s Metals and minerals commodity group is involved in the transportation of a diversified mix of products which includes non-ferrous base metals, concentrates, steel, iron ore, construction materials, machinery and dimensional (large) loads.

In 2008, steel represented 32 per cent of the commodity group’s revenues; non-ferrous metals and concentrates, 22 per cent; construction materials, 20 per cent; iron ore, 19 per cent; and machinery and dimensional loads, seven per cent.

CN serves customers that are leaders in all areas of the metals and minerals sector. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with CN transload and port facilities, has made the Company a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum.

CN’s available capacity and its ability to provide consistent and reliable service put the Company in an enviable position for the conversion of metals and minerals truck traffic to rail. Mining, oil-and-gas development and non-residential construction are the key drivers for Metals and minerals. Mining activities drive shipments of concentrates, metals and machinery. Oil-and-gas development drives shipments of pipes, structural steel, frac sand and dimensional loads. Finally, construction-sector growth drives shipments of aggregates, sand, cement, roofing granules, machinery, gypsum, aluminum, copper, and steel.

Review

Revenues for this commodity group increased 15 per cent, or $124 million, in 2008 compared to 2007. The increase was mainly due to freight rate increases, strength in commodities related to oil and gas development, empty movements of private railcars, and strong demand for flat-rolled products. Partly offsetting these gains were the impact of fourth-quarter weakness in the steel industry, which reduced shipments of iron ore, flat-rolled products, and scrap iron; and reduced shipments of non-ferrous ore.

Outlook

CN’s Metals and minerals commodity group is well placed to deliver good long-term performance. The construction materials segment is likely to benefit from increasing government infrastructure spending. Energy-related development including oil and gas pipeline projects, particularly in Western Canada; and wind farm developments, particularly in Eastern Canada, are expected to continue. Finally, a new iron nugget plant located on CN track is scheduled to open in late 2009.

CN’s newly expanded network of rail-to-truck transload facilities, a recent expansion of its fleet of gondolas and coil railcars, plus its ability to provide consistent and reliable service, position the Company to meet customer requirements and to capitalize on new opportunities.

Mesabi Nugget

Steel Dynamics, Inc. (SDI) has partnered with Kobe Steel to construct and operate the world’s first full-scale iron nugget plant near Hoyt Lakes, Minn. The plant will be the first of its kind, using an iron-nugget production technology pioneered by Kobe Steel. The project involves the construction of a $235 million iron-nugget manufacturing facility utilizing iron-ore concentrate, coal, and natural gas. Annual iron-nugget production capacity is expected to be 500,000 metric tons. The output from the plant will be consumed at SDI’s mini-mills. Operations at the new Mesabi Nugget plant are scheduled to commence in the fourth quarter of 2009. CN is pleased that SDI and Kobe Steel selected a site on the Company’s rail network to build this revolutionary iron-making facility.

Nuggets of 97 per cent pure iron are produced at a new Mesabi Nugget plant on the Iron Range of northeastern Minnesota. The project is operated by Steel Dynamics, Inc. of Fort Wayne, Indiana, and is jointly owned by Japan’s Kobe Steel. This photo shows nuggets as produced in 2004 at a pilot plant.

Photo courtesy of Steel Dynamics, Inc.

Fuel surcharges

Fuel makes up a significant component of CN’s total operating expenses. In order to reduce the Company’s exposure to fuel-price volatility, CN relies on its cost-recovery fuel surcharge program. CN applies the fuel surcharge universally across its customer base and has one of the highest levels of coverage in the industry.

CN first implemented its fuel surcharge program in 2001 with the introduction of tariff CN 7400. As the price of oil escalated, the Company introduced the new, more comprehensive fuel surcharge tariff CN 7401 in 2005. CN proactively reduced the 7401 surcharge twice over the following years.

In January 2007, the U.S. Surface Transportation Board (STB) concluded its review of railroad fuel surcharge practices and issued a final ruling. The STB directed rail carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual shipments. As a result of the STB decision, CN introduced the new mileage-based fuel surcharge tariff CN 7402. Effective April 26, 2007, CN 7402 was applied on traffic moving under tariffs (with the general exception of containers, trailers, and finished vehicles, which continue to be subject to CN 7401) and on traffic moving under contract at the time of individual contract renewal.

Effective April 1, 2008, CN began offering customers a new fuel surcharge option, CN 7403. Both CN 7402 and CN 7403 are based on the average price of the Energy Information Administration (EIA) U.S. No. 2 Diesel Retail Sales by all Sellers (cents per U.S. gallon) On-Highway Diesel (HDF). CN 7403 rebased the effective strike price to a more current fuel level: from US$1.25 HDF (per CN 7402) to US$2.30 HDF. Upon expiration and rebasing of existing agreements, CN 7403 becomes available to customers. All public prices were rebased to use CN 7403 effective April 1, 2008.

For simplicity, the CN 7402 and CN 7403 tariffs vary based on the two following types of commodities moved:

•	Bulk commodities: coal, fertilizer, and grain;
•	All other carload commodities.

Calculated monthly, the surcharge is based on the second calendar month prior to the month in which the surcharge is applied, so as to meet the Canadian and U.S. legal requirements for notification. For example, the surcharge in April was calculated on the average OHD price for the month of February.

The fuel price range in CN 7402 and CN 7403 is in three-cent (U.S.) increments, allowing it to closely track OHD price fluctuations. For CN customers who are invoiced in Canadian dollars, the U.S. On-Highway Diesel surcharge is converted to Canadian currency based on the Bank of Canada monthly average exchange rate for U.S. funds. For example, the fuel surcharge in April was calculated on the average OHD price for the month of February, and multiplied by the average exchange rate for February.

CN’s fuel surcharge program For the most up-to-date information on CN’s fuel surcharge program, please consult the CN Web site: www.cn.ca/fuelsurcharge

Fuel hedging

Prior to the broad application of CN’s fuel surcharges, the Company used fuel hedges to help smooth fuel expenses. With the increased application of CN’s fuel surcharges on revenues, no additional swap positions have been entered into since September 2004. During 2006, the Company’s remaining swap positions matured and were settled.

In 2008, CN’s capital expenditures, including capital leases, amounted to $1.54 billion. Of that, approximately $1 billion was focused on track infrastructure, including the replacement of rail, ties and other track materials, as well as bridge improvements, to preserve the quality and integrity of the plant and to provide safe and reliable service to customers across Canada and the U.S.

In CN’s Western Region, the Company spent roughly $400 million on rail infrastructure projects, including extended sidings and terminal improvements as well as upgrades to its recently acquired Athabasca Northern Railway (“ANY”). CN also continued to upgrade other former northern Alberta short lines purchased in 2006 as part of a strategy to maintain a strong position in energy-related markets.

In each of the Eastern and Southern Regions, CN spent close to $300 million on rail infrastructure. Included in the Southern Region was the completion of the Company’s multi-year US$100-million upgrade of Harrison Yard in Memphis which will allow CN to serve this important rail hub with high-quality and efficient service.

CN’s investment in equipment reached approximately $200 million in 2008, including close to $90 million for car fleets. The Company continued its locomotive fleet-modernization program with the acquisition of 20 new high-horsepower fuel-efficient units, and through ongoing locomotive overhauls.

CN spent over $120 million on information and communications technology in 2008 to improve the efficiency and reliability of operations. The Company also invested in transloads, distribution centres and buildings to grow the business, and on various projects to increase the productivity of its operations.

For 2009, CN plans to invest approximately $1.5 billion. While this is a reduction compared to 2008 in the midst of a severe recession, it still reflects CN’s confidence in growth prospects and the Company’s commitment to the quality and competitiveness of its service offering.

Close to $1 billion, of the $1.5 billion, is targeted towards track infrastructure in 2009. This includes rail-line improvements to the EJ&E that will allow CN to operate more effectively and fluidly in the all-important Chicago hub. Also included are funds for strategic initiatives such as siding extensions and track infrastructure enhancements in Western Canada. CN will spend more than $800 million on basic capital in 2009, for the replacement of rail, ties and other track materials and further bridge improvements.

CN’s equipment expenditures are targeted at approximately $200 million in 2009, allowing the Company to tap growth opportunities and improve the quality and flexibility of the fleet. This will include about $40 million for locomotives to improve the core fleet. In addition, CN acquired 25 new high-horsepower locomotives earlier this year through an operating lease at a total value of $50  million. Almost $130 million will be spent on freight cars and intermodal equipment to meet customer requirements in the marketplace.

CN expects to spend about $300 million on facilities to grow the business, including transloads and distribution centres. This amount also covers capital on projects to improve service and productivity, including information technology capital. CN’s continued investment in information technology is focused on supporting the business and strengthening the foundations of its Precision Railroading model.

All in all, CN’s 2009 capital investment represents a major commitment on the part of the Company to running a safe, efficient and productive railway and a continuing commitment to creation of value for CN’s shareholders and customers across North America.

Longer sidings – investing for the longterm

A cornerstone of the Precision Railroading model is asset utilization, and a key component of that, is the operation of long trains. One of the challenges that CN faced in fully implementing its Precision Railroading model and efficiently running 10,000-plus-foot trains, was that the sidings1 across CN’s network were typically only 6,000 feet long.

Short sidings restricted the operation of long trains to one direction, limiting productivity. Over the past 10 years, in addition to the installation of new sidings, CN has invested approximately $325 million to extend a significant number of sidings across its network. In many cases, existing materials were redeployed – using two 6,000-foot sidings to create one 12,000-foot siding. The benefits are compelling – fewer train and crew starts; fewer locomotives; and faster, more reliable service.

1
A siding is a section of track, separate from, but connecting to, the main line. Sidings enable trains travelling in opposite directions to pass. Sidings are a critical driver of capacity and efficiency, particularly on single-track main lines.

CN’s strategic investments in information technology over the past decade have been instrumental in supporting Precision Railroading. Access to timely and accurate information provides a critical foundation for the Company’s ongoing efforts to drive innovation and efficiency in customer service, cost control, asset utilization, and safety.

Looking ahead, GPS, wireless communication, and the next generation of business intelligence solutions are creating new opportunities to advance railroad operations. Improving mobile access to information and better visibility to real-time data will enable an increasingly proactive approach to operational decision making – boosting the Company’s efficiency and enhancing the consistency and reliability of service to CN’s customers.

SAP – a precision system

In 1998, CN began implementation of the SAP suite of back-office systems in order to improve the integration of cross-functional financial and operational data, as well as the management the Company’s assets.

Over the past 11 years, SAP implementations have replaced 150 legacy systems with a single, integrated platform. The integration of SAP with the Company’s operating systems has also generated significant value in CN’s mergers and acquisitions, enabling rapid, seamless integration of people, processes and information.

Following the success of the SAP back-office systems, CN began implementing SAP for the management of operational assets and processes including: locomotives, railcars, work equipment, repair shops, freight claims, safety, non-freight receivables, signals and communications, bridges and structures, engineering inventory and track maintenance.

CN’s latest SAP solution, part of its Precision Engineering program, is the new Track Inspection System (TIS) – the most advanced mobile linear asset management solution for railroads in the world today. TIS provides CN’s engineering workforce with wireless field capability for the tracking and reporting of track defects and inspections as well as the management and reporting of maintenance work, labour and materials. TIS is helping to maintain CN’s industry-leading track inspection compliance and operational asset performance.

Service Reliability Strategy (SRS)

In the mid-1990s, CN’s transportation operating systems provided only local information and were written in a programming language that was no longer supportable. To realize the scheduled railroad vision, CN needed a system that could provide visibility to the entire network and would enable the management of trip plans for every railcar and container on the Company’s network. SRS provided the required leap forward in processes and technology.

SRS  is  an  integrated  relational database system that manages all aspects of rail service delivery; customer orders/waybills, rail pickup and delivery, yard and train operations, and integration with intermodal terminal operations. SRS provides global visibility to the entire network and allows CN to manage detailed trip plans for every customer shipment, rather than just running trains once they are full. The implementation of these systems helped CN through a period of downsizing, while dramatically improving service.

DataCity

DataCity, built on top of the Company’s core systems, provides a single source of management information for strategic decision-making for all aspects of the Company’s operations – service, asset utilization, safety, financial performance and people.

DataCity is an internal Web-based portal providing access to over 200 reports and key performance indicators based on the previous day’s data from more than 20 transactional systems. The definition, source data, business rules and ownership of each measure are clearly defined and agreed upon across the Company as definitive. There are measures for marketing, customers, all aspects of operations and service performance, as well as performance reports on profitability, financials, engineering, mechanical, people, legal, regulatory and safety.

SmartYard

Anyone familiar with railroading knows that managing a rail yard is a complex task. Coordinating the activities of multiple departments while assembling and clearing trains on time is key to efficient asset utilization. CN developed SmartYard for easier, more effective decision making.

SmartYard takes information from different existing CN systems including SRS, combines the data, and then provides the best sequence for processing cars. It continuously adjusts to the constantly changing conditions of yard inventory and the main line network using preset parameters and then predicts when processes associated with classification and train make-up will start and end. When the start or end time of a process conflicts with, or does not support the yard’s overall plan, alerts are displayed. Coupled with users’ practical knowledge, SmartYard is assisting CN’s yard employees in making better decisions by helping them to anticipate and react to changing yard conditions.

SmartYard also provides yard personnel with powerful planning capabilities and an integrated view across all functions including: mechanical, transportation, motive power and crew. With increased efficiencies, more predictability and better communication, SmartYard lowers dwell time and increases the speed at which cars are processed. It also allows CN to handle increasing volumes of traffic through its yards without additional capital investment in the physical plant.

SmartYard deployment continues across the CN network, and new capabilities are being added as employees continuously improve the processes.

Precision Engineering

CN is a leader among North American railways in leveraging software vendor SAP’s enterprise resource planning solution to manage all aspects of back-office operations and asset management, including the Company’s engineering assets.

Precision Engineering takes the enormous volume and complexity of asset and inspection information as well as regulatory compliance rules, and presents track inspectors, supervisors and foremen with an intuitive, GPS-enabled interface for planning and reporting all defects, inspections and maintenance work performed.

Since many engineering employees work in remote trackside locations without connectivity to the Company’s network, Precision Engineering is specifically designed to function in disconnected mode, with capabilities to synchronize with the network once connectivity is possible.

This state-of-the-art solution sets new standards for the timeliness, accuracy and efficiency of regulatory compliance, provides important support to the Company’s safety performance, and gives better visibility to the millions of dollars spent each year on engineering maintenance.

Precision Engineering is helping CN to manage engineering processes more efficiently, reduce engineering-related delays to trains, improve labour efficiency as a result of better information availability, and increase material and machine utilization.

Two separate products – a locomotive digital video recorder from Wabtec and wireless technology from Wi-Tronix – combine to supply CN with cutting-edge technology. Video cameras on locomotives with wireless capabilites can transmit data thousands of miles away, allowing for real-time monitoring. This critical information allows for increased efficiency and safety.

Transportation Renewal program

CN continues to make strategic investments in core operational systems through the Transportation Renewal program. In early 2009, CN replaced its 30-year-old legacy motive power assignment system with a new Locomotive Management System (LMS), leveraging Web/Java technologies and previous investments in SAP.

The Company is in the process of deploying an automated system for inbound and outbound calling of crews, through a voice-recognition system that increases efficiency and improves the flow of information with employees.

In parallel, CN is designing and building iCrew, a replacement for the Company’s 20-year-old mainframe crew assignment and timekeeping system (CATS). iCrew will also leverage SAP technologies and skills, and provide CN operations with the ability to better manage crews and increase the utilization of its most valuable asset – its people.

Positive train control (PTC)

Positive train control (PTC) is a term used to describe the integration of various technologies designed to help prevent collisions between trains, to enforce speed limits, and to protect employees engaged in track maintenance.

The Railway Safety Improvement Act of 2008 requires that all Class I railroads operating in the United States implement a PTC system by December 31, 2015 on all main line track where intercity passenger railroads and commuter railroads operate, as well as on lines carrying toxic-by-inhalation hazardous materials.

CN is taking the appropriate steps to ensure compliance with the new law’s provisions.

Developing a culture of railroaders

For CN, 2008 was another year of industry-leading innovation in its continuing drive to develop the best railroaders in the business. From a people perspective, everything CN does is focused on finding and developing great railroaders. These initiatives include an internal “Railroad MBA” – a tailored program where CN managers take a leave of absence from their regular positions to gain hands-on experience in every aspect of the Company’s operations. CN also leads the rail industry with its online pre-employment testing, as well as its management assessment centres.

In 2008, CN enhanced its level of dialogue through the continuation of its Employee Performance Scorecard (EPS) process with all unionized employees. Through EPS, unionized employees meet one-on-one with their supervisors for individualized, formal, verbal and written feedback based on their performance measured against CN’s five core principles. Those principles are: providing good service, controlling costs, focusing on asset utilization, developing people, and accomplishing the first four principles without getting anyone hurt.

The extension of the EPS to all railroaders is part of a long-term strategy, leading towards a more engaged workforce. Through EPS, CN’s five core principles become real, relevant and personal to unionized employees. EPS clarifies performance expectations, provides an opportunity for positive and objective feedback, and recognizes individual contributions. The scorecard includes a rating based on five levels: Outstanding, Superior, Skilled, New Railroader, or Needs Improvement. In 2008, 95  per cent of CN’s unionized employees participated in EPS discussion meetings.

With the EPS in place to develop and engage its workforce, CN faces another challenge. Over the next five years, including attrition and retirements, CN expects an average annual turnover of approximately nine per cent of its current workforce. CN has been focusing on this demographic issue for some time. Investments in on-line pre-employment testing are now paying dividends as one of the cornerstones of CN’s efficient selection process. Other companies in the railway industry are also adopting CN-developed tests. In 2008, CN hired 2,078 individuals from a pool of over 55,700 applications.

This level of attrition has however helped CN to avoid layoffs on a larger scale during the current recession. Nonetheless, economic conditions necessitated some layoffs in 2009, but the Company will be selectively hiring to fill key strategic positions and to prepare for the recovery. In addition, more than 700 employees joined CN from its EJ&E and Quebec Railway Corporation (QRC) acquisitions.

Labour Relations
Canada

As of June 30, 2009, CN employed a total of 14,993 employees in Canada, including 11,480 unionized employees.

In September 2008, the Company began negotiations with two unions whose agreements were expiring on December 31, 2008: namely the Teamsters Canada Rail Conference (TCRC), which represents approximately 1,500 locomotive engineers; and the Rail Canada Traffic Coordinators – Teamsters Canada Rail Conference (TCRC-RCTC), which represents approximately 200 rail traffic controllers. Negotiations to renew these collective agreements are ongoing. The agreements remain in effect until the bargaining process has been exhausted.

At CN’s request, the Minister of Labour appointed two conciliation officers to assist the parties in their negotiations for the renewal of the locomotive engineers’ agreements. No agreement was reached during the 60-day conciliation process, nor during the 21-day cooling-off period. Although the conciliator’s mandate was concluded, the Minister re-appointed them as mediators in order to continue to assist the parties in their negotiations.

On September 3, 2009 the Canada Industrial Relations Board commenced an inquiry under Section 87.4 of the Canada Labour Code in order to determine whether parties have agreed to maintain certain services or, whether in the absence of such agreement, they must continue to supply such services to prevent an immediate and serious danger to the public in the event of a strike or lockout. CN foresees no labour disruption during the Board’s consideration of the matter. The TCRC is currently asking the Federal Court of Appeal to direct the parties to suspend negotiations, pending the outcome of the litigation relating to the Canadian Industrial Relations Board (CIRB) decisions; CN is opposing this request, which would further delay the bargaining process if granted.

On November 14, 2008, the TCRC served a Notice to Bargain on CN, in order to reopen the collective agreements governing conductors and assis- tant conductors that were imposed by virtue of federal back-to-work legislation to resolve the labour dispute between the United Transportation Union (UTU) and CN in 2007. In the Company’s view, these agreements are binding on the TCRC, the successor bargaining agent to the UTU, until they expire on July 22, 2010. The TCRC filed a complaint with the CIRB challenging the Company’s position. The complaint was dismissed on June 11, 2009. The TCRC is now asking the Federal Court of Appeal to reverse this decision.

On January 30, 2009, the TCRC filed an application requesting the CIRB to consolidate two bargaining units for which they hold a certificate (i.e. conductors’ unit, and locomotive engineers’ unit). The application was dismissed by the CIRB on April 1, 2009. The TCRC asked the CIRB to reconsider its decision, which was declined on July 8, 2009. The TCRC also filed an application in the Federal Court of Appeal to have the CIRB decision set aside.

From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the agreements remain in effect until the statutory processes have been exhausted.

There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

United States

As of June 30, 2009, CN employed a total of 6,724 employees, including 5,533 unionized employees. As of July 2009, the Company had agreements in place with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe and Iron Range Railway Company (DMIR); Bessemer and Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); Elgin, Joliet & Eastern Railway Company (EJ&E) and all but one of the unions at companies owned by Wisconsin Central TransportationCorporation (WC). The WC dispatchers became represented in May 2008 and are currently in the process of negotiating their first agreement. Agreements in place have various moratorium provisions, ranging from 2004 to 2014. These agreements preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

The general approach to labour negotiations by U.S. Class I railroads is to bargain on a collective national basis.  GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations as they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environments. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes that the potential mutual benefits of local bargaining outweigh the risks.

Negotiations are ongoing bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. hourly work agreements

For a number of years, CN maintained that traditional railroad operating craft agreements, dating from the steam-engine era, needed to be modernized to reflect current operating procedures. The traditional work rules stood in the way of improvements to operations and customer service, since they made difficult costly to adjust to changing customer needs. Furthermore, with the traditional mileage-based rate of there little incentive for profitable companies to invest in their infrastructure to increase train speed and car velocity. Finally, the complicated layers of agreements dating from the 1920s and 30s sometimes led to misunderstandings with unions and employees. The agreements were also complicated to administer when rates of pay varied by employee seniority type, operated, locomotive type, cars switched and myriad other factors.

After a number of attempts, CN reached its first prototype breakthrough agreement with one of its U.S. operating unions in 2002. CN now has this hourly rate agreement on the majority of its U.S. properties. Those agreements were founded on the principles of replacing work rules, traditionally seen as a form of job protection, with the concept that those employees who gave up those unproductive work rules would simply have a job with CN, period. CN committed to those employees – if they worked with the Company, they needn’t worry about job loss stemming from productivity improvements. The Company also shared its productivity gains with employees by setting wage rates above industry standards. As a result, customer service was no longer impeded by collective bargaining agreement restrictions. In addition, by paying employees on an hourly basis, instead of by distance operated, the Company could translate increased train speed into labou cost savings and improved customer service offerings. All of this led to reduced capital spending requirements, as increased train speed allowed CN to decrease the use of locomotives, rail cars, and storage tracks. Just as importantly, employees benefited from more predictable work schedules and increased income. At a time when the rail industry is experiencing high retirement-related attrition over the upcoming years, this initiative enhances CN’s ability to attract qualified applicants.

Most of the initial hourly agreements contained clauses allowing employees to revert to the old-style agreements should they choose. No employees have chosen to exercise this option. These agreements are mutually beneficial to both labour and management. They also benefit customers and shareholders by providing a competitive advantage.

CN’s rail operations are subject to economic, safety and security regulation in Canada and the United States. Economic regulation in Canada is the responsibility of the Canadian Transportation Agency (the Agency) and rail merger transactions are the responsibility of the Competition Bureau. In the United States, the Surface Transportation Board (STB) has jurisdiction over economic regulatory matters.

With respect to safety in Canada, CN is subject to statutes administered by Transport Canada. In the United States, the Company is subject to statutes administered by the Federal Railroad Administration (FRA) and the Pipeline and Hazardous Materials Safety Administration (PHMSA) of the U.S. Department of Transportation, and the Transportation Security Administration (TSA) of the Department of Homeland Security.

The Canada Border Services Agency (CBSA) and U.S. Customs and Border Protection (CBP) regulate various aspects of Canada/U.S. border security.

Regulation in Canada
Economic Regulation: The transportation sector in Canada was significantly deregulated by successive legislation in 1987 and 1996. As a result of this deregulation, the government removed a good deal of the regulatory minutiae and detailed oversight of railway operations. Network rationalization provisions were modernized to allow a railway to discontinue the operation of lines without the need to demonstrate the uneconomic status of the line. Overall, the intent of the legislation was to have the transportation industry, including the rail sector, treated like any other industry.

The Canada Transportation Act (CTA) gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions protecting shippers against potential abuse of market power. These shipper protections include final offer arbitration, interswitching and competitive line rates. Final offer arbitration can be triggered by a shipper and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer.

The CTA amendments of 1996 included a provision for a five-year review of the operation of the legislation. This review was carried out in 2000-2001. While a number of areas were identified for improvement or adjustment, the overall conclusion of the review panel was that the system worked well for most users most of the time and a major overhaul was not needed.

In June 2007, amending legislation to the CTA came into force. These amendments include, among other things, the creation of a complaint mechanism concerning noise resulting from construction or operation of railways, the establishment of a voluntary mediation process for disputes concerning transportation matters within the Agency’s jurisdiction, and modification of the provisions dealing with the transfer and discontinuance of operation of railway lines to address spur lines. This new legislation also establishes mechanisms for the resolution of disputes between public passenger service providers and railway companies regarding the use of equipment and facilities. A new public interest review process for mergers and acquisitions involving federally-regulated transportation undertakings was also introduced. This process runs in parallel to the existing Competition Bureau review of merger transactions to determine if they may result in a substantial reduction or prevention of competition in the marketplace. No changes in the area of running rights or forced access of a railroad to the lines of a competitor were introduced.

In February 2008, further amending legislation to the CTA was enacted. This new legislation repealed the requirement for shippers filing level-of-service complaints to show that they would suffer substantial commercial harm if a remedy was not ordered by the Agency. This legislation also creates a new remedy under which shippers may challenge the reasonableness of tariffs issued by railway companies in respect of ancillary charges. The legislation also requires railway companies to maintain a list of grain producer sidings, and allows a group of shippers dissatisfied with rates charged by railway companies to initiate Final Offer Arbitration.

With respect to transportation policy, the Agency is responsible for implementation and interpretation only. The Agency does not make policy. The Agency’s mandate includes the power to license all rail carriers that cross provincial boundaries; the resolution of complaints between shippers and railways concerning rail rates, service and other matters; and the approval of proposed construction of rail lines. The Agency also administers the railway revenue cap regime, which is a legislated ceiling on railroad revenues for the shipping of regulated western Canadian grain.

Safety Regulation: Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Railway Safety Act, as well as the rail portions of other safety-related statutes. Among its functions, Transport Canada promulgates and enforces rail safety regulations and conducts research and development in support of improved railroad safety. Transport Canada works closely with the railroad industry on various safety issues, including track standards, equipment standards, and transportation of hazardous materials.

In November 2007, the Railway Safety Act Review Panel, appointed by the Minister of Transport in February 2007 to conduct a review of the operations and overall efficiency of the Railway Safety Act, issued its final report. The Panel’s report included a number of recommendations to the Minister for amendments to the Railway Safety Act. More information on the Panel’s report, its recommendations, and progress towards implementation, is available at http://www.tc.gc.ca/RailSafety/RSAR.htm.

Security Regulation: CN is subject to CBSA border security regulations for traffic entering Canada. CN also has been designated as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program and participates in CBSA’s Partners-in-Protection (PIP) program.

Regulation in the United States
Economic Regulation: The railroad industry in the U.S. was partially deregulated through enactment of the Staggers Rail Act of 1980, which provided greater flexibility to the railroads to rationalize their route networks and establish appropriate prices for their services based on market conditions. The legislation, however, retained government authority to set maximum rail rates for market-dominant traffic or to take other actions if a railroad was found to have engaged in anticompetitive behaviour.

Interstate freight rail operations are subject to economic regulation administered by the STB, the successor agency to the Interstate Commerce Commission (ICC). Under the authority of the ICC Termination Act of 1995, the STB is responsible for the resolution of railroad rate and service issues and the review of proposed rail restructuring transactions, including mergers, line sales, constructions, and line abandonments. The STB also initiates regulatory proceedings, as appropriate, to deal with key issues.

Legislation is pending in the U.S. Congress to increase certain aspects of rail economic regulation. CN is playing an active role in the deliberations on these bills as they progress through the legislative process.

Safety Regulation: Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Rail Safety Act, as well as the rail portions of other safety-related statutes. Among its functions, the FRA promulgates and enforces rail safety regulations and conducts research and development in support of improved railroad safety. The FRA works closely with the railroad industry on various safety issues through its Rail Safety Advisory Committee, and also initiates regulatory proceedings when needed to address critical issues.

In addition, safety matters related to the transportation of hazardous materials are overseen by PHMSA, and those related to security by TSA. PHMSA and TSA have issued regulations governing rail movements of toxic-by-inhalation (TIH) hazardous materials, which provide reporting and routing requirements, secure hand-offs of cars containing TIH materials and certain radioactive or explosive materials, and standards to enhance the crashworthiness protection of tank cars used to transport TIH materials.

Comprehensive rail safety legislation was enacted in 2008, which includes provisions that modify hours of service regulations and that require all Class I and intercity passenger and commuter railroads to implement positive train control (PTC) technology by December 31, 2015 on main line track where intercity passenger railroads and commuter railroads operate, and where TIH hazardous materials are transported. CN is taking appropriate steps to ensure compliance with the new law’s provisions.

Security Regulation: CN is subject to statutory and regulatory directives in the U.S. which address homeland security concerns. These requirements include advance  electronic transmission of cargo information for U.S.-bound traffic, and 100 per cent cargo screening at rail border crossing points using non-intrusive inspection technology. CN also participates in CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) and was the first Class I railroad to join the program.

At CN, safety is a core value that is integrated into all railroad activities. CN’s commitment is to safeguard employees and assets, customers, the community and the environment at all times. The Company is devoted to the provision of proper training, procedures and tools to ensure a safe and secure working environment that minimizes the risk of injury or accident, and delivers customers’ shipments damage-free.

2009 Safety Management System (SMS)

CN’s Safety Management System (SMS) is the framework for incorporating safety into the Company’s day-to-day operations. It is a proactive, comprehensive program designed to minimize risk, and to drive continuous improvement in the reduction of injuries and accidents. It includes proactive initiatives structured in the following key areas: People, Process, Technology and Investments. CN’s SMS is fully supported by the executive and management, and involves employees at all levels of the organization. Key groups at CN, such as mechanical, engineering and transportation, review the SMS on a continuous basis for lessons learned, study the root causes of accidents and injuries, and update the SMS with additional safety improvements.

CN strengthens the People component of its SMS through the ongoing development of the Company’s safety culture with training, involvement, communication, coaching and recognition. At CN, there is zero tolerance for unsafe work practices. Safety is viewed as every employee’s responsibility.

Process initiatives aim to make safety a systematic part of all railroad activities and to focus on the leading root causes of accidents and injuries.

CN’s proactive approach includes taking full advantage of available technology to minimize risks.

For 2009, CN plans to invest approximately $1.5 billion in capital programs, of which approximately $1 billion is targeted towards track infrastructure to improve the safety and fluidity of the network. Additionally, the Company will:

•  Continue to address top injury causes at a local level;
•  Provide focused support to enhance CN’s safety culture and improve the effectiveness of its Health and Safety committees;
•  Focus on safe work procedures and employee involvement;
•  Continue to roll out the Precision Engineering initiative across the system with the launch of the Track Inspection System;
•  Augment rail testing and track geometry testing;
• Address main-track accident causes by continuing to enhance CN’s industry-leading wayside inspection network as well as its track inspection systems;
•  Focus on non-main track accidents by addressing human factors through safety walkabouts, safety blitzes and audits;
•  Implement detailed Safety Integration Plans (SIP) to facilitate alignment of recently acquired railroads’ (EJ&E’s and QRC’s) safety policies and procedures with those of CN.

Responsible Care®

CN is a leader in Responsible Care®, a chemical industry initiative designed to promote continuous improvement in the areas of health and safety, security, environment, and community outreach along transportation corridors. CN’s programs in these key disciplines fully support Responsible Care®.

In 2008, CN was successfully recertified as a Responsible Care® Partner, further to audits by the American Chemistry Council (ACC) and the Canadian Chemical Producers’ Association (CCPA).

Safe transportation of dangerous goods

Training, regulatory compliance, emergency response and community outreach are the four pillars of CN’s comprehensive dangerous goods program.

Training

CN continues to develop, maintain and deliver effective training programs tailored to each function involved with the transportation of dangerous goods. Training programs cover key topics such as documentation, safety marks, switching, train placement, security and emergency response.

Regulatory compliance

To ensure the safe transportation of dangerous goods, CN adheres to strict government regulations. This is complemented by stringent Company policies and procedures. Customers and employees – including CN’s dangerous goods specialists – work together to ensure a safe operation. CN has developed its own Compliance Audit Program to ensure full compliance with Canadian, U.S. and international dangerous goods regulations. Additionally, CN presents its annual Safe Handling Awards to customers who demonstrate excellent safety records in the loading and shipping of dangerous goods.

Emergency response

CN has an effective emergency response plan in place. This is systematically implemented across the entire Company. A key element of the plan is a network of Dangerous Goods Officers (DGOs) supported by Dangerous Goods Responders (DGRs) and Emergency Response Contractors. These DGOs, DGRs and contractors are strategically located along CN’s transportation corridors to provide system protection in the event of an incident. The Company also employs sophisticated computer modeling to complement its emergency response capabilities.

Community outreach

The Company undertakes a number of community outreach initiatives, including: CN 911, a tank car specially designed and equipped for training emergency responders, used along the entire CN network; TransCAER, or Transportation Community Awareness and Emergency Response; and the CN Railroad Emergency Response Course, involving CN employees and other emergency-response stakeholders.

REACT

(Responder Education Assistance and Certification Training) is a groundbreaking CN community outreach program for emergency response. Through this initiative, emergency responders in rural areas are trained to deal with incidents involving dangerous goods. The program fully meets the National Fire Protection Association Standard NFPA 472 for Awareness Level personnel and Operations Level responders.

CN’s REACT emergency response program has received these awards:

  • 2008  British Columbia Lieutenant Governor’s Award for Public Safety, for helping to make B.C. communities safer.

  • 2008 Safety Award from the Railway Association of Canada, for better working and operating practices in safe transportation.

As a leader in the North American rail industry, CN recognizes its responsibilities with respect to greenhouse gas emissions and their impact on global warming. As part of that responsibility, the Company has made emissions reduction an integral part of its day-to-day activities. CN’s entire operating philosophy, Precision Railroading, is centred on service and efficiency improvements and waste minimization.

CN aims to integrate environmental priorities into each of its operating units, and to continuously strive to improve the Company’s environmental performance

Carbon Disclosure Project
CN participates in the Carbon Disclosure Project. Please see www.cn.ca/environment for CN’s latest response.

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Rail – the greenest choice

Rail is the most energy-efficient method of moving freight. No land transportation mode can outperform rail for the hauling of large volumes of high-density freight over long distances. In fact, rail moves one tonne of freight 197 kilometres on just one litre of fuel (roughly one gallon of fuel moves a ton of freight by rail an average of 436 miles).

If just 10 per cent of long-haul freight now moving by truck moved by rail instead, annual greenhouse gas emissions would fall by more than 12 million tons. That’s the equivalent to taking two million cars off the road or planting 280 million trees. (Source: Association of American Railroads)

Efficient use of fuel means a reduction in greenhouse gas emissions.

Emissions reduction

CN believes that the single best way it can positively affect the environment is by continuously improving the efficiency of its operations to reduce its carbon footprint. CN’s commitment to reducing emissions to air is part of the picture. The Company’s Environmental Policy, programs and processes aim to minimize the impact of all activities inherent in running a Class I railroad.

CN is reducing its carbon footprint through:

•
Precision Railroading – a tight, effective and efficient operation translates into greater reliability for customers and less impact on the environment as fewer locomotives are needed to move the same amount of freight.

•
A greener fleet – new locomotives produce roughly 40 per cent less nitrogen oxides and consume between 15 and 20 per cent less fuel. In 2008, CN continued its fleet-renewal program with the acquisition of 20 new fuel-efficient locomotives. In December 2008, the Company also announced plans to acquire an additional 40 of these locomotives. Other green fleet initiatives include: the use of automatic stop/start devices that conserve fuel and reduce emissions by automatically shutting down locomotives when not in use; low idling, which enables locomotives to idle at reduced speed when coasting downhill or awaiting assignment; dynamic brakes which use less fuel to control train speed; and rail lubrication devices for locomotives that reduce surface friction between the rail and freight cars, lowering fuel consumption and greenhouse gas emissions.

•	Employing better practices in CN’s rail yards – including enhanced crew training on fuel-conservation practices, and reduced car handling through more efficient switching operations.

CN is committed to adherence to the highest standards in its governance practices. These practices are designed to assist the Company in the achievement of its principal corporate objective, which is the enhancement of shareholder value on a long-term basis. Each year, CN’s Board of Directors (Board) reviews its Corporate Governance Manual in order to continuously improve the Company’s practices.

CN believes that its rigorous, vigilant approach to corporate governance contributes to the Company’s ongoing success in an important way. For that reason, CN has adopted numerous governance structure and process innovations, which include:

•  Acomprehensive Corporate Governance Manual, available on the Company’s Web site, describing mandates of the Board and its committees, as well as many corporate policies;

•  Nine independent Board members on an 11-member Board;

•  An independent Chairman, who is also Chair of the Corporate Governance and Nominating Committee, and whose key responsibilities and mandate are set out in the Corporate Governance Manual;

• Voluntary compliance with many requirements of the U.S. Sarbanes-Oxley Act of 2002, several years before the Company was required to do so;

•  The institution of a director-majority voting policy for the election of the Company’s directors;

•  The establishment of thorough-going procedures for the evaluation of the performance of the Board chair, Board committees and committee chairs, individual Board members and the Chief Executive Officer, including the development of a competency matrix that also serves as an effective tool in the selection of candidates for Board membership;

•  The adoption of a policy whereby a director wishing to join the board on which another CN director currently sits must obtain the approval of the Corporate Governance and Nominating Committee and a policy to the effect that no more than two CN directors should generally serve on the same outside board;

•  The adoption of guidelines limiting the number of boards of directors on which the Company’s directors should sit;

•  The increase of directors’ share-ownership guidelines to three times their annual Board retainer, to better align their interests with those of the Company’s shareholders;

•  The maintenance of an evergreen list of potential Board candidates;

•  The provision of direct access to the Board Chairman through the Company’s Web site to any interested parties, including members of the public;

•  The establishment of channels for employees and other parties to confidentially report any concerns relating to accounting, auditing or corporate ethics;

•  The adoption of an updated comprehensive Code of Business Conduct, applicable to directors and all employees of CN, to promote a culture of integrity and ethical business conduct;

•  The division of the Board’s audit and financial oversight responsibilities between two separate Board committees.

CN’s focus is to create a corporate governance framework that is cohesive and integrated while encouraging an innovative spirit among its employees and management. CN is very proud of its record of good corporate governance over the past decade, as well as the awards and recognition it has received in this field.

Board of Directors	Ambassador Gordon D. Giffin	Denis Losier, P.C., LL.D.
	Senior Partner	President and Chief Executive Officer
David G.A. McLean, O.B.C., LL.D.	McKenna Long & Aldridge	Assumption Life
Chairman of the Board	Atlanta, Ga., U.S.A.	Moncton, N.B.
Canadian National Railway Company	Director since: May 1, 2001	Director since: October 25, 1994
Chairman and Chief Executive Officer	Independent	Independent
The McLean Group	Committees: 1, 2, 4, 6, 7	Committees: 1(C), 3, 7, 8
Vancouver, B.C.
Director since: August 31, 1994	Edith E. Holiday	The Honourable Edward C. Lumley, P.C., LL.D.
Independent	Corporate Director and Trustee	Vice-Chairman
Committees: 3(C), 4, 5, 6, 7, 8	Former General Counsel	BMO Capital Markets
	United States Treasury Department	South Lancaster, Ont.
E. Hunter Harrison, LL.D.	and Secretary of the Cabinet	Director since: July 4, 1996
President and Chief Executive Officer	The White House	Independent
Canadian National Railway Company	Washington, D.C., U.S.A.	Committees: 2, 5, 6, 7, 8(C)
Wellington, Fla., U.S.A.	Director since: June 1, 2001
Director since: December 7, 1999	Independent	Robert Pace
Not independent	Committees: 3, 5, 6, 7, 8	President and Chief Executive Officer
Committees: 4(C), 7		The Pace Group
	V. Maureen Kempston Darkes,	Halifax, N.S.
Michael R. Armellino, CFA	O.C., D. Comm., LL.D.	Director since: October 25, 1994
Retired Partner	Group Vice-President	Independent
The Goldman Sachs Group, LP	General Motors Corporation and	Committees: 1, 3, 6(C), 7, 8
Fort Lee, N.J., U.S.A.	President GM Latin America,
Director since: May 7, 1996	Africa, and Middle East	Committees
Independent	Miramar, Fla., U.S.A.	1. Audit
Committees: 1, 2, 7(C), 8	Director since: March 29, 1995	2. Finance
	Not Independent	3. Corporate governance and nominating
A. Charles Baillie, O.C., LL.D.	Committees: 2, 5(C), 7, 8	4. Donations
Former Chairman and CEO		5. Environment, safety and security
The Toronto-Dominion Bank		6. Human resources and compensation
Toronto, Ont.		7. Strategic planning
Director since: April 15, 2003		8. Investment committee of
Independent		CN’s Pension Trust Funds
Committees: 2(C), 5, 6, 7, 8
(C) Denotes chairman of the committee
Hugh J. Bolton, FCA
Chairman
EPCOR Utilities Inc.
Edmonton, Alta.
Director since: April 15, 2003
Independent
Committees: 1, 3, 6, 7

Maintaining financial flexibility

CN adopts a prudent approach in the management of its financial affairs. The result is one of the strongest balance sheets in the industry.

Credit rating agencies have concretely acknowledged CN’s financial strength with ratings amongst the highest of its Class I peers. These higher ratings have enabled CN to obtain financing at lower borrowing costs.

In addition to its cash-generation capacity, the Company maintains financial flexibility with access to various sources of funds.

Revolving credit facility

The Company has a US$1 billion revolving credit facility, expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or through drawing down on the long-term revolving credit facility.

Shelf prospectus and registration statement

The Company has US$1.3 billion registered under its currently effective shelf prospectus and registration statement, expiring in January 2010, providing for the issuance of debt securities in one or more offerings.

Accounts receivable securitization program

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. The Company’s five-year agreement, expiring in May 2011, allows it to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. The trust is a multi-seller trust and the Company is not the primary beneficiary. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets on its Consolidated Balance Sheet. The Company retains the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The Company accounts for the accounts receivable securitization program as a sale, because control over the trans-

1. See Appendix B for a reconciliation of non-GAAP measures.
2. Adjusted to exclude items affecting the comparability of the results. See Appendix B for a reconciliation of non-GAAP measures.
3. Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
4. Debt adjusted to include the present value of operating lease commitments plus securitization financing.
5. Earnings before interest, income taxes, depreciation and amortization (EBITDA), and adjusted to exclude Other income and the deemed interest on operating leases.

ferred accounts receivable was relinquished. In the second quarter of 2009, the Company reduced the program limit from $600 million to $400 million until the end of 2009 to reflect the anticipated reduction in the use of the program.

Working capital

A working capital deficit is common in the rail industry because it is capital-intensive, and does not indicate a lack of liquidity. Although CN generally has a working capital deficit, the Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity including the commercial paper program, accounts receivable securitization program and revolving credit facility to manage its day-to-day cash requirements and current obligations.

Managing financial risks

The Company follows a financial risk management framework, which is monitored by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital, and preserving its liquidity.

Credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. The Company’s focus is on keeping the average daily sales outstanding within an acceptable range, working with customers to ensure timely payments, and in certain cases, requiring financial security through letters of credit.

Fuel

The Company is exposed to commodity risk related to purchases of fuel. The impact of variable fuel expense is effectively mitigated through the Company’s fuel surcharge program. For more information on how the Company is managing its fuel risk, please refer to the Managing energy costs section.

Interest rate

The Company is exposed to interest rate risk, which is the risk that the fair value of future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the funded status of the Company’s pension and post-retirement plans and to its long-term debt. The Company mainly issues debt subject to fixed interest rates, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates through commercial paper borrowing and capital leases, which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, currency and interest rate profile.

Foreign currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues (50 to 55 per cent), expenses (55 to 60 per cent), and debt (over 95 per cent) is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. Based on the Company’s current operations, annual net income is affected in the range of $5-10 million for every one-cent change in the value of the Canadian dollar compared to the U.S. dollar.

Liquidity

The Company monitors and manages its cash requirements to ensure access to sufficient funds is available to meet operational and investing requirements. The Company’s principal source of liquidity is cash generated from operations, and is supplemented by its accounts receivable securitization program and its commercial paper program, to meet short-term liquidity needs. The Company’s primary use of funds is for working capital requirements, including income tax instalments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and, when applicable, the repurchase of shares through the share buyback program.

Management incentives

Through the Company’s Annual Incentive Bonus Plan (AIBP), a substantial portion of annual executive compensation is linked to the achievement of key financial, business and personal objectives set by the Board of Directors at the beginning of the year. The majority of the bonus is linked to the achievement of goals that contribute to the organization’s long-term financial growth and profitability. These goals include the Company’s performance in terms of revenues, operating income, diluted earnings per share, free cash flow and return on invested capital.

Share repurchases

In the past, CN has implemented various share buy-back programs pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

The Company’s most recent share buyback program, approved by the Board of Directors on July 21, 2008, allowed for the repurchase of up to 25.0 million common shares between July 28, 2008 and July 20, 2009. Under that program, CN repurchased, almost entirely in the third quarter of 2008, a total of 6.1 million common shares for $331 million, at a weighted-average price of $54.42 per share. In the fourth quarter of 2008, in light of the global financial crisis and the rapidly deteriorating North American economy, CN halted purchases under its share buyback program.

Since the first program began in January 2000, CN has repurchased 201.1 million shares through normal course issuer bids at an average per share price of $35.65 for a total cost of $7,169 million.

Dividends[1]

The Company has consistently declared dividends in line with its overall financial performance and cash flow generation. Decisions on dividend payout are made on an annual and quarterly basis by the Company’s Board of Directors.

CN’s current dividend policy pays a quarterly dividend of 25.25 cents ($0.2525) per common share. Since the Company’s initial public offering in 1995, there have been 13 consecutive increases in CN’s cash dividend, a compounded annual increase of over 16 per cent.

Stock splits

In order to ensure greater accessibility of CN shares to individual investors, and to increase the liquidity of shares, CN has split its stock on three occasions since its November 1995 initial public offering.

CN Stock Splits
Record Date	Pay Date	Split Ratio
February 22, 2006	February 28, 2006	2 for 1
February 23, 2004	February 27, 2004	3 for 2
September 23, 1999	September 27,1999	2 for 1

[1] For Canadian and U.S. tax information regarding CN dividends, please consult www.cn.ca/investors.

unaudited

In millions, except per share data

			2007					2008
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Revenues	$1,906	$2,027	$2,023	$1,941	$7,897	$1,927	$2,098	$2,257	$2,200	$8,482

Operating expenses
Labor and fringe benefits	485	430	446	340	1,701	461	392	424	397	1,674
Purchased services and material	276	263	247	259	1,045	285	283	268	301	1,137
Fuel	219	249	251	307	1,026	310	399	390	304	1,403
Depreciation and amortization	171	168	165	173	677	175	176	177	197	725
Equipment rents	66	62	59	60	247	64	60	59	79	262
Casualty and other	128	44	87	66	325	109	81	95	102	387

Total operating expenses	1,345	1,216	1,255	1,205	5,021	1,404	1,391	1,413	1,380	5,588

Operating income	561	811	768	736	2,876	523	707	844	820	2,894

Interest expense	(88)	(85)	(78)	(85)	(336)	(86)	(87)	(92)	(110)	(375)
Other income (loss)	4	1	2	159	166	(6)	9	4	19	26

Income before income taxes	477	727	692	810	2,706	431	629	756	729	2,545
Income tax (expense) recovery	(153)	(211)	(207)	23	(548)	(120)	(170)	(204)	(156)	(650)
Net income	$324	$516	$485	$833	$2,158	$311	$459	$552	$573	$1,895

Earnings per share
Basic	$0.64	$1.02	$0.97	$1.70	$4.31	$0.64	$0.96	$1.17	$1.22	$3.99
Diluted	$0.63	$1.01	$0.96	$1.68	$4.25	$0.64	$0.95	$1.16	$1.21	$3.95

Weighted-average number of shares
Basic	510.2	505.2	499.7	489.8	501.2	482.8	476.4	471.7	468.1	474.7
Diluted	517.8	512.3	506.4	495.9	508.0	488.6	482.0	477.1	472.5	480.0

unaudited

In millions

		2007				2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Assets

Current assets:
Cash and cash equivalents	$106	$241	$214	$310	$334	$161	$288	$413
Accounts receivable	508	425	641	370	621	843	657	913
Material and supplies	208	204	206	162	212	217	213	200
Deferred income taxes	83	73	69	68	67	67	69	98
Other	184	159	316	138	111	88	131	132

	1,089	1,102	1,446	1,048	1,345	1,376	1,358	1,756

Properties	20,988	20,401	19,883	20,413	20,754	20,864	21,472	23,203
Intangible and other assets	1,646	1,664	1,576	1,999	2,065	2,113	2,134	1,761
Total assets	$23,723	$23,167	$22,905	$23,460	$24,164	$24,353	$24,964	$26,720

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and other	$1,510	$1,489	$1,261	$1,336	$1,333	$1,289	$1,329	$1,386
Current portion of long-term debt	244	366	293	254	269	85	449	506

	1,754	1,855	1,554	1,590	1,602	1,374	1,778	1,892

Deferred income taxes	5,025	4,885	4,940	4,908	5,021	5,100	5,246	5,511
Other liabilities and deferred credits	1,532	1,443	1,410	1,422	1,404	1,381	1,378	1,353
Long-term debt	5,602	5,193	5,342	5,363	6,064	6,389	6,264	7,405

Shareholders’ equity:
Common shares	4,426	4,417	4,359	4,283	4,241	4,208	4,171	4,179
Accumulated other comprehensive income (loss)	(50)	(180)	(257)	(31)	9	(1)	54	(155)
Retained earnings	5,434	5,554	5,557	5,925	5,823	5,902	6,073	6,535

	9,810	9,791	9,659	10,177	10,073	10,109	10,298	10,559
Total liabilities and shareholders’ equity	$23,723	$23,167	$22,905	$23,460	$24,164	$24,353	$24,964	$26,720

unaudited

In millions

			2007					2008
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Operating activities
Net income	$324	$516	$485	$833	$2,158	$311	$459	$552	$573	$1,895
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	172	169	165	172	678	175	176	177	197	725
Deferred income taxes	7	43	75	(207)	(82)	25	89	73	43	230
Gain on sale of Central Station Complex	-	-	-	(92)	(92)	-	-	-	-	-
Gain on sale of investment in English Welsh and Scottish Railway	-	-	-	(61)	(61)	-	-	-	-	-
Other changes in:
Accounts receivable	176	38	(252)	267	229	(235)	(233)	209	(173)	(432)
Material and supplies	(19)	(1)	(6)	44	18	(48)	(6)	6	25	(23)
Accounts payable and other	(428)	2	(69)	99	(396)	(59)	(39)	(1)	(28)	(127)
Other current assets	8	21	46	(9)	84	29	22	(16)	2	37
Other	23	(22)	2	(122)	(119)	(33)	(59)	(43)	(139)	(274)

Cash provided from operating activities	263	766	446	942	2,417	165	409	957	500	2,031

Investing activities
Properties additions	(203)	(344)	(350)	(490)	(1,387)	(177)	(352)	(415)	(480)	(1,424)
Acquisitions, net of cash acquired	-	-	-	(25)	(25)	-	-	-	(50)	(50)
Sale of Central Station Complex	-	-	-	351	351	-	-	-	-	-
Sale of investment in English Welsh and Scottish Railway	-	-	-	114	114	-	-	-	-	-
Other, net	10	2	14	26	52	11	9	22	32	74

Cash used by investing activities	(193)	(342)	(336)	(24)	(895)	(166)	(343)	(393)	(498)	(1,400)

Financing activities
Issuance of long-term debt	434	1,050	1,841	846	4,171	1,055	1,597	778	1,003	4,433
Reduction of long-term debt	(145)	(904)	(1,420)	(1,120)	(3,589)	(580)	(1,418)	(798)	(793)	(3,589)
Issuance of common shares due to exercise of stock options and related excess tax benefits realized	18	41	14	4	77	18	16	14	6	54
Repurchase of common shares	(343)	(344)	(452)	(445)	(1,584)	(367)	(323)	(327)	(4)	(1,021)
Dividends paid	(107)	(105)	(104)	(102)	(418)	(111)	(109)	(108)	(108)	(436)

Cash provided from (used by) financing activities	(143)	(262)	(121)	(817)	(1,343)	15	(237)	(441)	104	(559)

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	-	(27)	(16)	(5)	(48)	10	(2)	4	19	31

Net increase (decrease) in cash and cash equivalents	(73)	135	(27)	96	131	24	(173)	127	125	103
Cash and cash equivalents, beginning of period	179	106	241	214	179	310	334	161	288	310

Cash and cash equivalents, end of period	$106	$241	$214	$310	$310	$334	$161	$288	$413	$413

Supplemental cash flow information
Net cash receipts from customers and other	$2,074	$2,086	$1,770	$2,209	$8,139	$1,748	$1,886	$2,391	$1,987	$8,012
Net cash payments for:
Employee services, suppliers and other expenses	(1,237)	(1,017)	(1,090)	(979)	(4,323)	(1,339)	(1,215)	(1,195)	(1,171)	(4,920)
Interest	(114)	(73)	(86)	(67)	(340)	(100)	(90)	(82)	(124)	(396)
Workforce reductions	(9)	(7)	(8)	(7)	(31)	(6)	(6)	(5)	(5)	(22)
Personal injury and other claims	(20)	(26)	(12)	(28)	(86)	(26)	(18)	(18)	(29)	(91)
Pensions	(1)	(22)	(27)	(25)	(75)	(22)	(31)	(24)	(50)	(127)
Income taxes	(430)	(175)	(101)	(161)	(867)	(90)	(117)	(110)	(108)	(425)
Cash provided from operating activities	$263	$766	$446	$942	$2,417	$165	$409	$957	$500	$2,031

unaudited

			2007					2008
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenues (millions of dollars)
Petroleum and chemicals	303	300	317	306	1,226	319	322	346	359	1,346
Metals and minerals	198	225	208	195	826	205	239	269	237	950
Forest products	410	414	392	336	1,552	330	357	383	366	1,436
Coal	89	99	99	98	385	99	107	140	132	478
Grain and fertilizers	309	322	330	350	1,311	340	334	327	381	1,382
Intermodal	313	346	361	362	1,382	351	393	446	390	1,580
Automotive	132	142	114	116	504	116	124	117	112	469
Total rail freight revenues	1,754	1,848	1,821	1,763	7,186	1,760	1,876	2,028	1,977	7,641
Other revenues	152	179	202	178	711	167	222	229	223	841
Total revenues	1,906	2,027	2,023	1,941	7,897	1,927	2,098	2,257	2,200	8,482

Statistical operating data

Gross ton miles (GTM) (millions)	81,741	88,344	88,498	89,315	347,898	84,327	87,287	86,369	81,871	339,854
Revenue ton miles (RTM) (millions)	44,093	46,423	46,481	47,151	184,148	44,959	45,264	45,346	42,382	177,951
Carloads (thousands)	1,131	1,204	1,204	1,205	4,744	1,132	1,188	1,217	1,078	4,615
Route miles (includes Canada and the U.S.)	20,263	20,219	20,219	20,421	20,421	20,421	20,421	20,421	20,961	20,961
Employees (end of period)	22,139	22,757	22,834	22,696	22,696	22,703	23,147	22,569	22,227	22,227
Employees (average for the period)	21,478	22,494	22,789	22,796	22,389	22,636	22,953	22,730	22,461	22,695

Productivity

Operating ratio (%)	70.6	60.0	62.0	62.1	63.6	72.9	66.3	62.6	62.7	65.9
Rail freight revenue per RTM (cents)	3.98	3.98	3.92	3.74	3.90	3.91	4.14	4.47	4.66	4.29
Rail freight revenue per carload ($)	1,551	1,535	1,512	1,463	1,515	1,555	1,579	1,666	1,834	1,656
Operating expenses per GTM (cents)	1.65	1.38	1.42	1.35	1.44	1.66	1.59	1.64	1.69	1.64
Labor and fringe benefits expense per GTM (cents)	0.59	0.49	0.50	0.38	0.49	0.55	0.45	0.49	0.48	0.49
GTMs per average number of employees (thousands)	3,806	3,927	3,883	3,918	15,539	3,725	3,803	3,800	3,645	14,975
Diesel fuel consumed (U.S. gallons in millions)	96	98	96	102	392	99	96	92	93	380
Average fuel price ($/U.S. gallon)	2.18	2.30	2.39	2.70	2.40	3.02	3.82	3.84	2.88	3.39
GTMs per U.S. gallon of fuel consumed	851	901	922	876	887	852	909	939	880	894

Safety indicators

Injury frequency rate per 200,000 person hours (1)	1.6	1.6	2.2	2.1	1.9	2.1	1.2	2.1	1.7	1.8
Accident rate per million train miles (1)	2.7	1.7	3.0	3.6	2.7	2.7	2.7	2.2	2.8	2.6

(1) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

unaudited

In millions, except per share data, or unless otherwise indicated

Adjusted performance measures

	2006			2007			2008
	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted	Reported	Adjustments(3)	Adjusted

Revenues	$7,929	$–	$7,929	$7,897	$–	$7,897	$8,482	$–	$8,482
Operating expenses	4,899	–	4,899	5,021	–	5,021	5,588	–	5,588

Operating income	3,030	–	3,030	2,876	–	2,876	2,894	–	2,894

Interest expense	(312)	–	(312)	(336)	–	(336)	(375)	–	(375)
Other income	11	–	11	166	(153)	13	26	–	26

Income before income taxes	2,729	–	2,729	2,706	(153)	2,553	2,545	–	2,545
Income tax expense	(642)	(277)	(919)	(548)	(280)	(828)	(650)	(117)	(767)

Net income	$2,087	$(277)	$1,810	$2,158	$(433)	$1,725	$1,895	$(117)	$1,778

Operating ratio	61.8%		61.8%	63.6%		63.6%	65.9%		65.9%

Diluted earnings per share	$3.91	$(0.51)	$3.40	$4.25	$(0.85)	$3.40	$3.95	$(0.24)	$3.71

(1)
Adjusted to exclude a deferred income tax recovery of $277 million ($0.51 per diluted share) that resulted primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

(2)
Adjusted to exclude a deferred income tax recovery of $328 million ($0.64 per diluted share) that resulted mainly from the enactment of corporate income tax rate changes in Canada, as well as the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per diluted share) and the Company’s investment in English Welsh and Scottish Railway of $61 million, or $41 million after-tax ($0.08 per diluted share).

(3)
Adjusted to exclude a deferred income tax recovery of $117 million ($0.24 per diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million resulted from the enactment of corporate income tax rate changes in Canada and $11 million was due to net capital losses arising from the reorganization of a subsidiary.

unaudited

In millions, unless otherwise indicated

Free cash flow
Year ended December 31,	2006	2007	2008

Cash provided from operating activities	$2,951	$2,417	$2,031
Cash used by investing activities	(1,349)	(895)	(1,400)
Cash provided before financing activities	1,602	1,522	631

Adjustments:
Change in accounts receivable securitization	82	(228)	568
Dividends paid	(340)	(418)	(436)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(1)	(48)	31
Free cash flow	$1,343	$828	$794

Adjusted debt-to-total capitalization ratio
December 31,	2006	2007	2008

Debt-to-total capitalization ratio (1)	36.3%	35.6%	42.8%
Add: Present value of operating lease commitments plus securitization financing (2)	4.1%	4.8%	2.4%
Adjusted debt-to-total capitalization ratio	40.4%	40.4%	45.2%

Adjusted debt-to-adjusted EBITDA
Year ended December 31,	2006	2007	2008

Debt	$5,604	$5,617	$7,911
Add: Present value of operating lease commitments plus securitization financing (2)	1,044	1,287	787
Adjusted debt	$6,648	$6,904	$8,698

Operating income	$3,030	$2,876	$2,894
Add: Depreciation and amortization	650	677	725
EBITDA	3,680	3,553	3,619
Add: Deemed interest on operating leases	38	41	39
Adjusted EBITDA	$3,718	$3,594	$3,658

Adjusted debt-to-adjusted EBITDA	1.8 times	1.9 times	2.4 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.

(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

E. Hunter Harrison

President and Chief Executive Officer

E. Hunter Harrison became President and Chief Executive Officer of CN on January 1, 2003. Before assuming that position, he served as CN’s Executive Vice-President and Chief Operating Officer for five years. He was appointed to the Company’s Board of Directors on December 7, 1999.

Prior to joining CN, Mr. Harrison was President and Chief Executive Officer of the Illinois Central Corporation (IC) and the Illinois Central Railroad Company (ICRR), as well as a director of IC and ICRR, from 1993 to 1998.

Mr. Harrison’s railroad career began in 1963 when he joined the Frisco (St. Louis-San Francisco) Railroad as a carman-oiler in Memphis, Tenn., while attending school. He held a succession of increasingly responsible positions in rail operations, first with the Frisco, and then with Burlington Northern (BN) after BN acquired the Frisco in 1980. Before moving to IC and ICRR in 1989, Mr. Harrison served as BN’s Vice-President – Transportation and Vice-President – Service Design.

At IC and ICRR, Mr. Harrison first held the position of Vice-President and Chief Operating Officer, becoming Senior Vice-President – Transportation in 1991, Senior Vice-President – Operations in 1992, and President and Chief Executive Officer the following year. During his career with Illinois Central, he initiated the concept of scheduled service for freight shipments, and maintained a sharp focus on operational efficiency and asset utilization. By 1996, he had succeeded in improving IC’s operating ratio by some 30 points to the low 60s – the best in the North American rail industry.

As CN’s Executive Vice-President and Chief Operating Officer, he applied the same philosophy and methods, implementing an aggressive operating plan and refining the railroad’s scheduled service to produce industry-leading operating ratio and on-time performance results.

As President and Chief Executive Officer, Mr. Harrison manages the Company based on five guiding principles which are the pillars of CN’s business philosophy: Service, Cost Control, Asset Utilization, Safety and People. In 2005, Mr. Harrison authored the book, How We Work and Why, which chronicles how CN railroaders think and operate and speaks to the real life stories of the people who have made it all possible, implementing the vision of what it takes to run a great railroad by using the five principles. In 2008, he penned a sequel on rail management, Change, Leadership, Mud and Why, about the necessity and challenges involved in changing corporate culture.

Mr. Harrison has been a seminal figure in the railroad business; his accomplishments have won him numerous awards, including Railroader of the Year from Railway Age magazine and Canada’s CEO of the Year from Report on Business Magazine. His ground-breaking Precision Railroading operating model is renowned for driving efficiency gains and shareholder value at CN.

Mr. Harrison, following a long and distinguished career, will retire from CN on December 31, 2009.

Claude Mongeau

Executive Vice-President

In April 2009, Claude Mongeau was selected to succeed E. Hunter Harrison as President and Chief Executive Officer, effective January 1, 2010. Mr. Mongeau is currently Executive Vice-President of CN.

Mr. Mongeau joined CN in May 1994 and has held the positions of Vice-President, Strategic and Financial Planning, and Assistant Vice-President Corporate Development. He was appointed Executive Vice-President and Chief Financial Officer in October 2000.

Prior to joining CN, Mr. Mongeau was a partner with Groupe SECOR, a Montreal-based management-consulting firm providing strategic advice to large Canadian corporations such as Bombardier and Bell Canada. He also worked in the business development unit of Imasco Inc., a diversified holding company with subsidiaries operating in the manufacturing, retail, and financial services sectors. His career started in Europe with Bain & Company, a leading American consulting firm.

In 1997, Claude Mongeau was named one of Canada’s top 40 executives under 40 years of age by the Financial Post Magazine. In 2005, he was selected Canada’s CFO of the Year by an independent committee of prominent Canadian business leaders.

Mr. Mongeau is a director of SNC-Lavalin, one of the world’s leading engineering, procurement, construction and related technical services organizations.

Mr. Mongeau is a graduate of McGill University, Institut Supérieur des affaires (France), and Université du Québec à Montréal.

Keith E. Creel

Executive Vice-President, Operations

Keith E. Creel was appointed Executive Vice-President, Operations, in May 2007. In this role, Mr. Creel is responsible for the Company’s rail operations in Canada and the United States. Between 2002 and 2007, he held a series of increasingly responsible positions at CN: Senior Vice-President – Eastern Region, Senior Vice-President – Western Canada Region; and Vice-President – Prairie Division.

Mr. Creel began his railroad career at Burlington Northern Railway in 1992 as an intermodal ramp manager in Birmingham, Ala. He entered the operations department in 1993 as a corporate management trainee in Lincoln, Neb., and held positions as trainmaster in Tulsa, Okla. and Wichita Falls, Tex.

Mr. Creel joined the Illinois Central Railroad in 1996 as a trainmaster in Memphis, Tenn., and was transferred to Jackson, Miss., as Director of Corridor Operations in 1997.

In preparation for the CN/IC merger, Mr. Creel was transferred to Battle Creek, Mich., as District Superintendent in early 1999, and was appointed General Manager – Michigan Zone, Midwest Division, in June 2000.

Mr. Creel obtained a Bachelor of Science degree in marketing/management from Jacksonville State University. He has a military background and served as a commissioned officer in the U.S. Army, during which time he served in the Persian Gulf War in Saudi Arabia.

Sean Finn

Executive Vice-President, Corporate Services and Chief Legal Officer

Sean Finn was appointed Executive Vice-President, Corporate Services and Chief Legal Officer on December 1, 2008. He is responsible for a wide array of legal, government, regulatory and human resources matters.

Mr. Finn joined CN in January 1994. He was appointed Treasurer and Principal Tax Counsel in August 1996; Vice-President, Treasurer and Principal Tax Counsel in January 2000; Senior Vice-President, Chief Legal Officer and Corporate Secretary in December 2000; and Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary in February 2003.

Mr. Finn was named Tax Lawyer of the Year 2000 by his peers. He is currently Chairman of the Board of Directors of the Quebec Chamber of Commerce.

Prior to joining CN, Mr. Finn was a Tax Partner with a major Montreal law firm. He also carried out the duties of a Senior Rulings Officer in the leasing and financing section and the corporate reorganization section at Revenue Canada,Taxation from 1989 to 1990.

Mr. Finn graduated from the Faculty of Law of Université de Montréal in 1981 and completed a Masters degree in tax law at the University of Toronto in 1983. He was admitted to the Quebec Bar in 1983. He is a lecturer in tax legislation and policy at the Masters in Taxation program at Université de Sherbrooke.

James M. Foote

Executive Vice-President
Sales and Marketing

James M. Foote was appointed Executive Vice-President, Sales and Marketing in October 2000. He is responsible for the strategic direction and leadership for the Company’s sales and marketing groups. Under Mr. Foote’s leadership, the Company is focused on consistently delivering sustainable, profitable growth and leads the industry in value pricing.

Mr. Foote joined CN in August 1995 as Vice-President, Investor Relations, to assist with the Company’s privatization that year. He also served as CN’s Vice-President of Merchandise and Senior Vice-President, Sales and Marketing. Prior to joining CN he was Vice-President, Corporate Development, Investor Relations and Tax with the Chicago and North Western Railroads, where he held successively senior management positions in finance, law, labour relations, corporate communications, and operations.

Mr. Foote is a graduate of the University of Wisconsin – Superior, and the John Marshall Law School in Chicago.

Luc Jobin

Executive Vice-President and Chief Financial Officer

Luc Jobin was appointed Executive Vice-President and Chief Financial Officer in June 2009. His responsibilities include financial management and strategic planning.

Mr. Jobin has an extensive background as a business leader and senior executive within the consumer goods, manufacturing and investment industries. Prior to joining CN, he was an Executive Vice-President of Power Corporation of Canada (PCC), an international management and holding company, where he was responsible for PCC’s portfolio of diversified investments. Before joining PCC in 2005, Mr. Jobin spent 22 years in a variety of financial and executive management positions with Imasco Limited and its Canadian tobacco subsidiary, Imperial Tobacco. Imasco, a major Canadian consumer products and services corporation, became a British American Tobacco Plc subsidiary in 2000. Mr. Jobin was president and chief executive officer of Imperial Tobacco when he joined PCC in 2005.

Mr. Jobin has been a Director of Reynolds American Inc., the parent company of the R.J. Reynolds Tobacco Company, since 2008.

Mr. Jobin obtained his Chartered Accountant accreditation from the Canadian Institute of Chartered Accountants in 1983. He earned his Diploma In Public Accountancy from McGill University In 1982.

Average cars per freight train – Calculated by dividing loaded and empty car miles by train miles.

Average length of haul – The average distance in miles one ton is carried. Computed by dividing total ton miles by tons of freight.

Canadian Transportation Agency (CTA) – The CTA is an independent, quasi-judicial tribunal that makes decisions on a wide range of economic matters involving federally-regulated modes of transportation (air, rail and marine), and has the powers, rights and privileges of a superior court to exercise its authority. Along with its roles as an economic regulator and an aeronautical authority, the agency works to facilitate accessible transportation, and serves as a dispute resolution authority over certain transportation rate and service complaints. The agency deals with rate and service complaints arising in the rail industry, as well as disputes between railway companies and other parties over railway infrastructure matters. It also processes applications for certificates of fitness for the proposed construction and operation of railways, and approvals for railway line construction. The agency determines regulated railway interswitching rates and the railway revenue caps for the movement of Western grain. The agency also develops costing standards and regulations; and audits railway companies’ accounting and statistics-generating systems, as required.

Carload – A one-car shipment of freight from one consignor to one consignee.

Car velocity – Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

Class I railroad – As determined by the Surface Transportation Board, a freight railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 U.S. dollars. The threshold in 2007 was $359.6 million.

Container – A large, weatherproof box designed for shipping and/or transferring freight between rail, truck or marine modes. Specialized containers are equipped with heating and cooling capabilities for perishable products.

FRA train accidents per million train-miles – The number of accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA (U.S. Federal Railroad Administration) U.S. dollar reporting threshold, which is adjusted annually.

Freight revenue per RTM – The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

Gross ton mile (GTM) – The number of tons behind the locomotives (cars and contents) including Company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

Intermodal service – In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul – The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

Main track – A track extending through and between stations upon which trains are operated.

Miles of road operated – The total length of all rail lines over which CN operates, excluding track on which the Company has haulage rights.

On-time performance – The ability to meet customer requirements as to pick-up and delivery schedule.

Operating ratio – The ratio of operating expenses to operating revenues.

Precision Engineering – A major CN initiative to consolidate many separate engineering processes into a single information system. In the next few years, engineering vehicles will be equipped with laptop computers run- ning the new Precision Engineering application. The system will enable employees to access and input critical information in real time – such as plant condition and the completion of inspections. The end result is improved quality and execution of engineering inspections and repairs.

Precision Railroad – The Precision Railroad is an evolution of CN’s scheduled railroad. Its emphasis is on planning and predictability, to ensure car performance according to a scheduled service plan with a focus on individual carloads. The Precision Railroad integrates all processes and involves all departments.

Reload centre – A transfer facility enabling the railway to expand market share through truck-to-rail service.

Revenue ton mile (RTM) – The movement of a ton of freight over one mile for revenue.

Right-of-way – A strip of land of various widths upon which a rail track is built.

Rolling stock – Transportation equipment on wheels, especially locomotives and freight cars.

Route miles – The miles of right-of-way owned or leased and operated by the designated railroad. Route miles exclude main line trackage operated under trackage rights. In multiple track territories only one main line track counts as route miles.

Scheduled railroad – Running a scheduled railroad is a disciplined process that handles individual car movements according to a specific plan where possible, and that manages expectations to meet agreed-upon customer commitments.

Siding – A track auxiliary to the main track for meeting or passing trains, or in the case of industrial siding, a track serving various industrial customers.

Track operated – First main track only. Excludes second and other main track, passing tracks and crossovers, industrial tracks, spurs and yard tracks.

Train-miles – A measure reflecting the distance traveled by the lead locomotive on each train operating over the Company’s track.

Transport Canada (TC) – Transport Canada is the Canadian federal government department responsible for most of the transportation policies, programs and goals set by the Government of Canada to ensure that the national transportation system is safe, efficient and accessible to all its users. Its mission is to serve the public interest through the promotion of a safe and secure, efficient and environmentally responsible transportation system in Canada.

Transportation Safety Board of Canada (TSB) – The TSB is an independent agency created to advance transportation safety through the investigation of occurrences in the marine, pipeline, rail and air modes of transportation.

Trip plan – A trip plan is a detailed chain of train handling events describing how a car (or cars) can be handled from the shipper’s door to the consignee’s door. Trip plans are expressed in hours and are tailored to a specific customer location, day of week and time of release.

Unit train – A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

U.S. Federal Railroad Administration (FRA) – The FRA is a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support for rail transportation activities.

U.S. Surface Transportation Board (STB) – The STB is a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

Waybill – The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and the waybill reference for previous services, and the amount prepaid.

Yard – A system of tracks within defined limits, designed for switching services.

Yard dwell – Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

Transfer agent and registrar Computershare Trust Company of Canada Offices in: Montreal, Que.; Toronto, Ont.; Calgary, Alta.; Vancouver, B.C. Telephone: 1-800-564-6253 www.computershare.com
Investor relations
Robert Noorigian
Vice-President, Investor Relations
Telephone: 514-399-0052

Fax: 514-399-5985
Email: investor.relations@cn.ca

Mailing address:
CN Investor Relations
935 de La Gauchetière St. W.
Floor 16
Montreal, Que., H3B 2M

Co-transfer agent and co-registrar Computershare Trust Company, N.A. Att: Stock Transfer Department 350 Indiana Street Suite 800 Golden, Colo. 80401 Telephone: 303-262-0600 or 1-800-962-4284
Shareholder services Shareholders with questions concerning their shares should contact:
Computershare Trust Company of Canada Shareholder Services 100 University Avenue 9th Floor Toronto, Ont. M5J 2Y1 Telephone: 1-800-564-6253 www.computershare.com

The 2009 CN Investor Fact Book is printed on recycled paper with 10 per cent post-consumer fibres. Printed in Canada

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